FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number: 001-12568

Banco BBVA Argentina S.A.

(Exact name of Registrant as specified in its charter)

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av., C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

Item
1.	Financial Statements as of June 30, 2020.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED

JUNE 30, 2020

Banco BBVA Argentina S.A.

Condensed interim financial statements for the six-month period ended June 30, 2020, comparatively presented.

Consolidated Condensed Statement of Financial Position
Consolidated Condensed Statement of Income
Consolidated Condensed Statement of Other Comprehensive Income
Consolidated Condensed Statement of Changes in Shareholders’ Equity
Consolidated Condensed Statement of Cash Flows
Notes
Exhibits

Independent auditors’ report on the review of the consolidated condensed interim financial statements

Separate Condensed Statement of Financial Position
Separate Condensed Statement of Income
Separate Condensed Statement of Other Comprehensive Income
Separate Condensed Statement of Changes in Shareholders’ Equity
Separate Condensed Statement of Cash Flows
Notes
Exhibits

Independent auditors’ report on the review of the separate condensed interim financial statements

Supervisory Committee’s Report

Reporting Summary

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	06.30.20	12.31.19
ASSETS
Cash and deposits in banks	7	112,525,187	177,500,792
Cash		50,468,432	53,075,302
Financial institutions and correspondents		62,056,755	124,425,490
Argentine Central Bank (BCRA)		57,914,771	122,114,106
Other in the country and abroad		4,141,984	2,311,384
Debt securities at fair value through profit or loss	8	9,755,562	4,691,369
Derivatives	9	1,056,899	3,461,228
Repo transactions	10	34,266,703	—
Other financial assets	11	6,377,279	5,328,135
Loans and other financing	12	243,225,858	221,820,559
Non-financial government sector		161	520
Argentine Central Bank (BCRA)		—	19,771
Other financial institutions		3,503,970	5,766,005
Non-financial private sector and residents abroad		239,721,727	216,034,263
Other debt securities	13	81,501,593	51,319,082
Financial assets pledged as collateral	14	10,749,018	6,728,646
Current income tax assets	15 a)	9,148	29,736
Investments in equity instruments	16	1,804,838	2,335,322
Investments in associates	17	1,228,738	1,176,768
Property and equipment	18	28,270,095	29,615,716
Intangible assets	19	1,067,502	886,100
Deferred income tax assets		5,280,633	5,417,132
Other non-financial assets	20	4,772,113	4,851,678
Non-currrent assets held for sale	21	188,518	188,518

TOTAL ASSETS		542,079,684	515,350,781

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	06.30.20	12.31.19
LIABILITIES
Deposits	22 and Exhibit H	373,260,112	333,950,719
Non-financial government sector		5,463,392	3,337,522
Financial sector		299,603	202,674
Non-financial private sector and residents abroad		367,497,117	330,410,523
Liabilities at fair value through profit or loss	23	—	659,752
Derivatives	9	229,595	3,490,662
Repo transactions	10	—	—
Other financial liabilities	24	28,261,003	32,743,464
Financing received from the BCRA and other financial institutions	25	5,098,846	6,984,711
Corporate bonds issued	26	4,202,789	8,313,984
Current income tax liabilities	15 b)	3,237,726	9,167,042
Provisions	27 and Exhibit J	11,000,021	12,208,640
Deferred income tax liabilities		4,406	—
Other non-financial liabilities	28	21,836,238	19,303,613

TOTAL LIABILITIES		447,130,736	426,822,587

EQUITY
Share capital	30	612,710	612,710
Non-capitalized contributions		22,016,761	22,016,761
Capital adjustments		15,451,936	15,451,936
Reserves		82,447,925	49,780,776
Retained earnings		(26,972,904)	(19,052,368)
Other accumulated comprehensive income/(loss)		(6,233,336)	(9,376,218)
Income for the period		5,753,929	27,302,701

Equity attributable to owners of the Parent		93,077,021	86,736,298
Equity attributable to non-controlling interests		1,871,927	1,791,896

TOTAL EQUITY		94,948,948	88,528,194

TOTAL LIABILITIES AND EQUITY		542,079,684	515,350,781

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated 06.30.20	Accumulated as of 06.30.19	Quarter from 04.01.20 to 06.30.20	Quarter from 04.01.19 to 06.30.19
Interest income	31	48,276,932	63,748,881	22,341,606	33,804,809
Interest expense	32	(15,075,868)	(28,739,110)	(6,465,410)	(14,647,674)

Net interest income		33,201,064	35,009,771	15,876,196	19,157,135

Commission income	33	11,795,600	12,621,071	6,104,357	6,407,797
Commission expenses	34	(6,710,378)	(7,347,280)	(2,995,808)	(3,560,000)

Net commission income		5,085,222	5,273,791	3,108,549	2,847,797

Net income from financial instruments at fair value through profit or loss	35	2,316,260	7,053,859	1,262,397	3,099,582
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	36	(2,200,596)	(60,394)	(2,066,768 —)	(53,794 —)
Foreign exchange and gold gains /(losses )	37	2,798,257	3,995,848	1,494,490	1,913,891
Other operating income	38	2,236,934	12,000,754	1,142,124	6,449,607
Loan loss allowances		(4,356,487)	(4,298,326)	(2,645,875)	(2,593,768)

Net operating income		39,080,654	58,975,303	18,171,113	30,820,450

Personnel benefits	39	(8,643,566)	(9,184,151)	(3,965,696)	(4,755,837)
Administrative expenses	40	(7,614,386)	(6,878,521)	(3,831,498)	(3,548,244)
Depreciation and amortization	41	(1,709,806)	(1,992,016)	(842,791)	(696,436)
Other operating expenses	42	(6,110,237)	(13,695,267)	(2,831,467)	(8,943,732)

Operating income		15,002,659	27,225,348	6,699,661	12,876,201

Income from associates and joint ventures		216,457	197,874	187,819	278,286
Gain (loss) on net monetary position		(5,049,139)	(7,410,297)	(2,284,612)	(2,118,456)

Income before income tax		10,169,977	20,012,925	4,602,868	11,036,031

Income tax	15 c)	(4,338,573)	(6,323,024)	(2,045,858)	(2,477,738)

Net income for the period		5,831,404	13,689,901	2,557,010	8,558,293

Income attributable to:
Owners of the Parent		5,753,929	13,694,318	2,509,517	8,562,563
Non-controlling interests		77,475	(4,417)	47,493	(4,270)

Notes and exhibits are an integral part of these financial statements.

EARNINGS PER SHARE

AS OF JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	06.30.20	06.30.19
Numerator:
Net income attributable to owners of the Parent	5,753,929	13,694,318
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	5,753,929	13,694,318
Denominator:
Weighted average of outstanding common shares for the period	612,696,260	612,659,638
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,696,260	612,659,638
Basic earnings per share (stated in thousands of pesos)	9.3912	22.3522
Diluted earnings per share (stated in thousands of pesos) (1)	9.3912	22.3522

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

	Accumulated as of 06.30.20	Accumulated as of 06.30.19	Quarter from 04.01.20 to 06.30.20	Quarter from 04.01.19 to 06.30.19
Income for the period	5,831,404	13,689,901	2,557,010	8,558,293
Other comprehensive income components to be reclassified to income/(loss) for the period:
Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/(loss) on the Share in OCI from associates and joint ventures at equity method	(36,228)	(54,625)	(16,795)	(9,907)

	(36,228)	(54,625)	(16,795)	(9,907)

Income or loss on hedge instruments - Cash flow hedge
Income/(Loss) on hedge instrument for the period	—	—	1,844	—
Income tax	—	—	(404)	—

	—	—	1,440	—

Profit or losses from financial instruments at fair value through OCI
Income/(Loss) for the period on financial instruments at fair value through OCI	2,357,132	(3,272,959)	1,162,111	(5,500,815)
Reclassication adjustment for the period	2,200,596	60,394	2,066,768	53,793
Income tax	(1,367,318)	960,156	(1,287,193)	791,355

	3,190,410	(2,252,409)	1,941,686	(4,655,667)

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Income/(Loss) on equity instruments at fair value through OCI	(16,142)	12,052	326	12,052
Income tax	4,842	—	(98)	—

	(11,300)	12,052	228	12,052

Total Other Comprehensive Income for the period	3,142,882	(2,294,982)	1,926,559	(4,653,522)

Total comprehensive income	8,974,286	11,394,919	4,483,569	3,904,771

Total comprehensive income:
Attributable to owners of the Parent	8,896,811	11,399,336	4,436,076	3,909,041
Attributable to non-controlling interests	77,475	(4,417)	47,493	(4,270)

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

	2020											2019
	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity attributable to owners of the parent	Total equity attributable to non-controlling interests	Total	Total
Restated balances at the beginning of the year	612,710	22,016,761	15,451,936	(9,425,462)	49,244	11,752,575	38,028,201	10,560,184	89,046,149	1,791,896	90,838,045	76,753,485
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5. (See Note 5.2.c.)	—	—	—	—	—	—	—	(2,309,851)	(2,309,851)	—	(2,309,851)	(343,682)

Adjusted balance at the beginning of the year	612,710	22,016,761	15,451,936	(9,425,462)	49,244	11,752,575	38,028,201	8,250,333	86,736,298	1,791,896	88,528,194	76,409,803

Total comprehensive income for the period
- Income for the period	—	—	—	—	—	—	—	5,753,929	5,753,929	77,475	5,831,404	13,689,901
- Other Comprehensive Income for the period	—	—	—	3,190,410	(47,528)	—	—	—	3,142,882	—	3,142,882	(2,294,982)
Difference derived from the impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5. Group “B” institutions	—	—	—	—	—	—	—	—	—	2,556	2,556	—
- Distribution of Unappropriated retained earnings as per Shareholders’ Resolution dated May 15, 2020 and April 24, 2019 (Note 30)
Legal reserve	—	—	—	—	—	7,044,647	—	(7,044,647)	—	—	—	—
Cash dividends (1)	—	—	—	—	—	—	(2,556,088)	—	(2,556,088)	—	(2,556,088)	(3,637,572)
Optional reserve	—	—	—	—	—	—	28,178,590	(28,178,590)	—	—	—	—

Balances at fiscal period-end	612,710	22,016,761	15,451,936	(6,235,052)	1,716	18,797,222	63,650,703	(21,218,975)	93,077,021	1,871,927	94,948,948	84,167,150

(1) It represents $ 4.17 per share.

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	06.30.20	06.30.19
Cash flows from operating activities
Income before Income Tax	10,169,977	20,012,925
Adjustment for total monetary income for the period	5,049,139	7,410,297
Adjustments to obtain cash flows from operating activities:	725,536	6,398,712
Depreciation and amortization	1,709,806	1,992,016
Loan loss allowance	4,356,487	4,298,326
Effect of foreign exchange changes	(5,492,101)	2,662,719
Income/(loss) from sale of Prisma Medios de Pagos S.A.	—	(4,411,429)
Other adjustments	151,344	1,857,080
Net increases from operating assets:	(131,793,442)	(73,049,824)
Debt securities at fair value through profit or loss	(6,527,505)	1,745,551
Derivatives	2,404,329	(1,813,465)
Repo transactions	(34,266,703)	8,450,410
Loans and other financing	(53,027,716)	(9,839,428)
Non-financial government sector	359	(282)
Other financial institutions	(1,168,950)	3,570,137
Non-financial private sector and residents abroad	(51,859,125)	(13,409,283)
Other debt securities	(32,401,794)	(71,068,631)
Financial assets pledged as collateral	(4,888,689)	(2,519,876)
Investments in equity instruments	181,580	(2,750,240)
Other assets	(3,266,944)	4,745,855
Net increases from operating liabilities:	77,242,269	33,203,439
Deposits	82,049,234	40,524,832
Non-financial government sector	2,125,870	3,112,145
Financial sector	472,762	(17,083)
Non-financial private sector and residents abroad	79,450,602	37,429,770
Liabilities at fair value through profit or loss	(659,752)	887,968
Derivatives	(3,261,067)	1,275,714
Repo transactions	—	(25,025)
Other liabilities	(886,146)	(9,460,050)
Income tax paid	(9,533,128)	(903,477)

Total cash flows used in operating activities	(48,139,649)	(6,927,928)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	06.30.20	06.30.19
Cash flows from investing activities:
Payments:	(803,392)	(1,668,282)
Purchase of property and equipment, intangible assets and other assets	(803,392)	(1,668,282)
Collections:	475,095	2,982,706
Sale of investments in equity instruments	—	2,830,936
Other collections related to investing activities	475,095	151,770

Total cash flows (used in)/generated by investing activities	(328,297)	1,314,424

Cash flows from financing activities
Payments:	(5,353,634)	(4,951,246)
Dividends	—	(3,637,572)
Non-subordinated corporate bonds	(5,140,365)	(881,685)
BCRA	(296)	—
Leases	(212,973)	(431,989)
Collections:	1,748,313	2,844,318
Issuance of own equity instruments	749,537	—
Non-subordinated corporate bonds	—	2,510,598
BCRA	998,776	445
Financing from local local financial institutions	—	333,275

Total cash flows used in financing activities	(3,605,321)	(2,106,928)

Effect of exchange rate changes on cash	5,492,101	(2,662,719)
Effect of monetary income (loss) on cash	(18,394,439)	(32,950,580)

Total changes in cash flows	(64,975,605)	(43,333,731)

Restated cash at the beginning of the year (Note 7)	177,500,792	173,180,152

Cash at fiscal period-end (Note 7)	112,525,187	129,846,421

Notes and exhibits are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS FOR

THE FISCAL PERIOD ENDED

JUNE 30, 2020

(Stated in thousands of pesos)

1.	General information

1.1	Information of Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 247 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter indistinctly referred to as “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of June 30, 2020.

These consolidated interim financial statements include the Entity and its subsidiary companies (collectively referred to as the “Group”).

The financial statements of the subsidiaries were prepared as of the same dates and for the same periods as those of Banco BBVA Argentina S.A. The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared considering the financial reporting framework set forth by the Argentine Central Bank (BCRA) for Group “B” financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 for fiscal years beginning on or after January 1, 2021, as stated in Note 2 to these consolidated condensed interim financial statements.

The Entity’s subsidiaries are listed below:

•	BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: a corporation incorporated under the laws of Argentina as an agent for the management of mutual funds;

•

Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. - undergoing liquidation proceedings (“Consolidar A.F.J.P. S.A. - undergoing liquidation proceedings”): a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single government regime named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009;

•	PSA Finance Argentina Compañía Financiera S.A. (“PSA”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans; and

•	Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in Section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3.

Part of the Entity’s stock capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.2	Economic context

The future development of Argentina’s macroeconomic conditions is somewhat uncertain as a consequence of the volatility of financial assets, and certain recently enacted laws and regulations, affecting the foreign exchange market, the projected future changes in interest rates, and inflation levels.

In particular, and concerning financial assets, the Argentine Government issued Decree No. 596/2019 dated August 28, 2019, putting off the maturity of short-term securities (Letes, Lecap, Lecer, and Lelink). Furthermore, by means of Decree No. 49/2019 dated December 19, 2019, the Argentine Government put off the repayment of US-dollar denominated Treasury Bills until August 31, 2020.

Against this backdrop, on December 23, 2019, the Public Emergency, Social Solidarity and Productive Revival Law (the “Economic Emergency Law”) was published in the Official Gazette, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency until December 31, 2020.

The Economic Emergency Law has also put off until December 31, 2021 the reduction of the income tax rate (see Note 15) and 2017 Fiscal Covenant which established a gradual decrease in turnover tax until December 31, 2020.

In addition, Decree No. 141/2020 dated February 11, 2020 rolled over the repayment of Argentina’s dual currency bonds due in 2020 (“Bonos de la Nación Argentina en Moneda Dual Vencimiento 2020”) to September 30, 2020, while interrupting the accrual of interest on such instruments. Furthermore, Decree No. 346/2020 dated April 5, 2020 mandated the deferral of principal and interest payments on Argentina’s sovereign debt in the form of US-dollar denominated securities issued under Argentine law until December 31, 2020, or until such other earlier date as the Ministry of Economy may determine from time to time, considering the progress made against and the execution of the process to restore Argentina’s public debt sustainability.

As of June 30, 2020, the Entity holds national securities subject to restructuring for an aggregate amount of 7,933,274. These securities are measured at fair value through other comprehensive income, and were recognized for a lower amount of 1,208,397 to reflect the decline in prices.

On September 1, 2019, the Argentine Government published Executive Decree No. 609/2019 setting forth extraordinary and interim guidelines concerning the foreign exchange market. Besides, the BCRA issued Communication “A” 6770, as amended, whereby, among other measures, it provided that up to and including December 31, 2019, the BCRA’s previous consent would be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal and interest) over three business days before their due date. Then, on December 30, 2019, the BCRA handed down Communication “A” 6856, establishing that the preceding provisions would remain in force on and after December 31, 2019. As of the date of these financial statements, the BCRA has issued further regulations imposing new restrictions to access the exchange market.

1.3	COVID-19

On March 11, 2020, the World Health Organization designated the Coronavirus (COVID-19) outbreak as a pandemic, due to its fast pace of proliferation around the world, having affected more than 150 countries. Most governments are taking restrictive measures to contain the spread, including, without limitation, social distancing, confinement, lockdowns, and restrictions to the free movement of people, closure of governmental and private facilities, other than those deemed essential (i.e., heath, food, fuel and communication facilities), border closures, and drastic reductions in transportation by air, sea, railroad and land.

As for Argentina, where the Entity operates, on March 12, 2020, Executive Decree No. 260/2020, as amended, was issued, declaring the country in health emergency in order to cope with the crisis brought about by the COVID-19. Finally, on March 19, 2020, the Executive Branch issued Decree No. 297/2020 mandating social distancing measures, effective from March 20, 2020, up to the date of issuance of these interim financial statements, pursuant to successive extensions established by subsequent Decrees published in the Official Gazette, which term may be extended for as long as deemed required by the Executive Branch to address the pandemic.

These measures encompass the slowdown or suspension of most non-essential activities carried out by individuals and, as such, are having a significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates.

In an effort to address the challenges brought about by the pandemic, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a)

eased calculation of days in arrears and suspension of certain mandatory reclassification provisions for purposes of the financial system debtors’ classification and allowance assessment, according to the BCRA’s rules and regulations;

b)	restrictions on positions held by entities in Bills issued by the BCRA (LELIQs);

c)	credit facilities to micro, small and medium enterprises (MSMEs) at an annual nominal interest rate of 24% to cover working capital requirements or to pay for wages;

d)	extension of the payment term of credit card outstanding balances, and suspended indexation of mortgage loan payments until September 30, 2020;

e)	suspended hikes in fees and commissions from February 19, 2020, for a term of 180 days;

f)	ceiling rates on credit card financing arrangements and floor rates on time deposits;

g)

new credit facilities at a subsidized interest rate of 24%, including a special tranche for Argentine-sourced capital goods and minimum requirements for companies which had no access to bank loans; and

h)

implementation of corporate loans at subsidized interest rates under the Employment and Production Emergency Assistance Program, which interest rates are determined considering the year-on-year changes in the company’s turnover, and zero-interest rate credit facilities in pesos for taxpayers under the simplified tax regime and self-employed workers engaged in cultural activities.

In addition, the distribution of profits by financial institutions was suspended until December 31, 2020.

The events described in the preceding Notes 1.2. and 1.3. impact the Entity’s operations, while also affecting the calculation of expected losses under IFRS 9 and the valuation of debt instruments issued by the government sector, by decreasing the financial margin and restricting the Entity’s ability to charge fees and commissions on certain activities.

As of June 30, 2020, minimum capital and minimum cash surpass the minimum thresholds mandated by the BCRA, with no deficiencies in these ratios being expected to occur in the following twelve months.

The Entity’s management monitors the development of these events on an ongoing basis in order to define the potential actions to be taken and identify their impact on its financial position.

However, the Entity’s management considers that the above-described circumstances do not prevent the application of the accounting standards a going concern is required to apply in preparing its financial statements as of June 30, 2020.

2.	Basis for the preparation of the Financial Statements

These consolidated condensed interim financial statements as of and for the six-month period ended June 30, 2020 were prepared in accordance with the reporting framework set forth by the Argentine Central Bank (BCRA) pursuant to which entities under its supervision are required to submit financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders’ equity as of June 30, 2020 and December 31, 2019 would have been reduced by 5,078,544 and 4,101,784, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication “A” 6938 deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2021 for Group “B” institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication “A” 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of June 30, 2020 and December 31, 2019 (see Note 16).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be afforded to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,078 and 6,187,516 as of June 30, 2020 and December 31, 2019, respectively.

The exceptions described above imply a deviation from IFRS.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2019. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2019 are included.

Furthermore, the B.C.R.A., through Communications “A” 6323 and 6324 set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. as of August 25, 2020.

3.	Functional and presentation currency

The Bank considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

As mentioned in Note 5.1, the Entity presents all the periods reflected in these financial statements in constant currency as of June 30, 2020.

4.	Accounting estimates and judgments

Significant judgments made by the Board of Directors in the application of accounting policies as well as the premises and estimates on uncertainties as of June 30, 2020 were the same as those described in Note 4.1. and 4.2. to the consolidated financial statements as of December 31, 2019.

In addition, the Group applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value levels as those described in Note 4.3. to the consolidated financial statements as of December 31, 2019.

However, the level of significance of nonobservable inputs used to determine the fair value hierarchy of loans and other financing at amortized cost has been reviewed, resulting in a higher exposure, classified as Level 3.

5.	Significant accounting policies

In preparing these consolidated condensed financial statements, the Entity applied the same accounting policies as those relied on in preparing its financial statements as of December 31, 2019, with the following exceptions:

•	The adoption of IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”), as mandated by the BCRA through Communication “A” 6651, and

•

A change in the method applied for the calculation of impairment of financial assets according to Communication “A” 6778 issued by the BCRA, which established the adoption of the expected loss model set forth under paragraph 5.5. of IFRS 9 to calculate allowances for loan losses, temporarily excluding debt instruments issued by the non-financial government sector from the scope of such standard (“IFRS 9 as per BCRA”) for Group “A” institutions.

Below is a description of the new accounting policies applied by the Entity:

5.1.	Adoption of IAS 29

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in the measuring unit current at the reporting period end. IAS 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years’ cumulative inflation approaches or exceeds 100%. In Argentina, consensus has been reached among local professional associations in that, commencing on July 1, 2018, the Argentine economy should be regarded as hyperinflationary based on the guidelines established in IAS 29.

By means of Communication “A” 6651, as amended, the BCRA mandated the retroactive application of IAS 29 to fiscal years beginning on or after January 1, 2020.

Entities should rely on the following price indexes for such purposes:

•	for items subsequent to December 2016: Consumer Price Index (CPI) compiled by the Argentine Institute of Statistics and Census (“INDEC”); and

•	for items previous to December 2016: The price index released by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

Under IAS 29, assets and liabilities which are not stated in the measuring unit current at the end of the reporting period should be adjusted for the pertinent price index. The adjusted value of a non-monetary item is written down if it exceeds its recoverable value.

The Entity recognized the impact of the adoption of IAS 29 at the beginning of the first comparative period (January 1, 2019) under Unappropriated retained earnings. All items of the consolidated statements of income and other comprehensive income are restated into the measuring unit current at the reporting period end (June 30, 2020). The gain or loss on net monetary position is recognized in the consolidated statement of income under “Gain (loss) on net monetary position”, except for gains or losses related to investments in equity instruments at fair value through profit or loss, which are recognized in real terms under “Net income from financial instruments at fair value through profit or loss” in the consolidated statement of income, and financial instruments at fair value through OCI, which are included in the consolidated statement of other comprehensive income, pursuant to Communication “A” 6849 of the BCRA.

The Bank prepares its financial statements based on the historical cost approach, and has applied the guidelines of IAS 29 as follows:

a)	the statement of financial position as of January 1, 2019 was restated, which is the oldest financial information reported;

b)	the statement of financial position as of June 30, 2019 was restated;

c)

the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2019 were restated, calculating and separately disclosing the gain or loss on net monetary position;

d)	the statement of financial position as of December 31, 2019 was restated;

e)	the statement of financial position as of June 30, 2020 was restated;

f)

the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2020 were restated, calculating and separately disclosing the gain or loss on net monetary position.

In applying IAS 29 to the statement of financial position, the Bank has relied on the following methodology and criteria:

a)

Non-monetary assets and liabilities were restated applying the price index from their date of addition. The restated amounts were written down to their recoverable values, applying the pertinent IFRS, where approppriate.

b)	Monetary assets and liabilities were not restated.

c)	Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the pertinent contract.

d)	The measurement of investments accounted for under the equity method was based on associates’ and joint businesses’ information prepared in accordance with IAS 29.

e)	Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.

f)

As of January 1, 2019, all shareholders’ equity items, other than Unappropriated retained earnings, were restated by applying the price index, as from the date of contribution or origination. In subsequent periods, all shareholders’ equity items were restated applying the price index since the beginning of the year, or since the contribution date, if later.

In applying IAS 29 to the statements of income, other comprehensive income and cash flows, the Bank has relied on the following methodology and criteria:

a)	all items of the statements of income, other comprehensive income and cash flows were restated into the measuring unit current at June 30, 2020;

b)

the gain or loss on net monetary position is recognized in the statement of income (with the exceptions mentioned above regarding investments in equity instruments at fair value and securities through OCI); and

c)

gains or losses on cash and cash equivalents are disclosed in the statement of cash flows separately from the cash flows from operating, investing and financing activities, as a reconciling item between cash and cash equivalents at the beginning and at the end of the period.

Below is a summary of the main impacts from the application of IAS 29 on shareholders’ equity as of January 1, 2019 and December 31, 2019:

	12.31.19		01.01.19
Equity before applying IAS 29	65,317,127		38,581,777
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5	(2,033,439)		(196,675)

-Equity before applying IAS 29 including the impact of IFRS 9, paragraph 5.5	63,283,688		38,385,102
Total impact of application of IAS 29	14,650,657		5,341,784

Equity in terms of measuring unit current as of December 31, 2019 / January 1, 2019	77,934,345		43,726,886
Adjustment for restatement of equity to measuring unit current as of June 30, 2020	10,593,849		32,682,917

Equity in terms of measuring unit current as of June 30, 2020	88,528,194		76,409,803
Total recognized in Equity	25,244,506	(1)	38,024,701

(1)	It represents (20,724,428) recognized in unappropriated retained earnings and 45,968,934 recognized in other equity accounts.

Below is a summary of the main impacts from the application of IAS 29 on the Bank’s statement of income for the six-month period ended June 30, 2019:

06.30.19
Total comprehensive income before applying IAS 29	12,634,632
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5	(326,476)

-Total comprehensive income before applying IAS 29 including the impact of IFRS 9, paragraph 5.5	12,308,156
Total impact of application of IAS 29	(7,183,375)

Total comprehensive income in terms of measurement unit current as of June 30, 2019	5,124,781
Adjustment for restatement of total comprehensive income to measuring unit current as of June 30, 2020	6,270,138

Total comprehensive income in terms of measuring unit current as of June 30, 2020	11,394,919

5.2.	Impairment of financial assets

By means of Communication “A” 6778, as amended, the BCRA established the adoption of the expected loss model set forth under paragraph 5.5. of IFRS 9 to calculate allowances for loan losses, excluding debt instruments issued by the non-financial government sector from the scope of such standard (“IFRS 9 as per BCRA”), effective since January 1, 2020 for Group “A” isntitutions, with retroactive effects. The impact of the change in accounting policy is recognized in Unappropriated retained earnings as of January 1, 2019, which is the transition date.

Below is a description of the accounting policy applied in preparing these financial statements and before:

a) Since January 1, 2020

The Bank recognizes an allowance for loan losses on the basis of the expected credit loss model, for the following financial instruments which are not measured at fair value through profit or loss:

•	financial assets that are debt instruments,

•	lease receivables,

•	financial guarantee contracts, and

•	loan commitments.

No impairment is recognized in respect of debt instruments issued by the non-financial government sector or in respect of equity instruments.

The Bank measures the allowance for loan losses as the expected credit losses for the following twelve months on financial instruments (other than lease receivables) which have not experienced a significant increase in credit risk since initial recognition. The expected credit losses for the following 12 months represent the portion of expected credit losses resulting from a default event on a financial instrument which is likely to occur within 12 months after the reporting period end.

As for the rest, the Bank measures the allowance for loan losses at an amount equal to the expected credit losses throughout the instrument lifetime.

An allowance for loan losses related to lease receivables is always measured at an amount equal to the expected credit losses throughout the instrument lifetime.

Measurement of expected credit losses (ECL)

ECLs are a weighted average, which is calculated by considering:

•

financial assets that are not impaired at the reporting period end: the present value of the difference between cash flows owing to the Bank calculated on the basis of contractual terms, and the cash flows the Bank expects to receive;

•	financial assets that are impaired at the reporting period end: it is the difference between the carrying amount (before allowances) and the estimated present value of future cash flows;

•	undisbursed loan commitments: the present value of the difference between contractual cash flows if the Bank grants a loan, and the cash flows the Bank expects to receive;

•	financial guarantee contracts: payments expected to be reimbursed to the guarantee holder, net of any amount the Bank expects to recover.

Restructured financial assets

If the terms of a financial asset are renegotiated or amended, or if the financial asset is replaced for another one as a consequence of debtor’s financial distress, then such financial asset will be assessed for derecognition, and an allowance for loan losses will be calculated as follows.

•	If the expected restructuring does not result in the derecognition of the existing asset, then, the expected cash flows from the restructured financial asset is considered.

•	If the expected restructuring results in the derecognition of the existing asset, then, the fair value of the new asset is considered as the final cash flow from the existing financial asset.

Impaired financial assets

At each reporting period end, the Bank assesses assets measured at amortized cost and debt instruments (financial assets) measured at fair value through OCI for impairment. A financial asset is impaired when one or more events have occurred having a negative impact on the estimated cash flows from the financial asset.

Evidence that a financial asset is impaired includes the following observable inputs:

•	borrower’s or issuer’s significant financial distress,

•	contractual breach,

•	restructuring of a loan under conditions the Bank would not otherwise agree to,

•	when borrower is likely to go into bankruptcy or other form of financial reorganization, or

•	disappearance of an active market for a security due to issuer’s financial distress.

A loan that was renegotiated due to an impairment in borrower’s credit status is usually deemed impaired, unless objective evidence exists that the risk of not receiving contractual cash flows has decreased, with no other evidence of impairment. In addition, a consumer loan over 90 days past due is deemed impaired.

Recognition of the allowance for expected credit losses

The allowance for expected credit losses is recognized as follows:

•	Financial assets measured at amortized cost: as a write-down of the asset carrying amount in the statement of financial position.

•

Financial assets measured at fair value through OCI: no allowance is recognized in the statement of financial position because the assets are measured at fair value. However, the allowance for expected credit losses is recognized in OCI.

•	Loan commitments and financial guarantees contracts: recognized under the line Provision for contingent commitments under liabilities, in the statement of financial position.

Derecognitions

Loans are derecognized (partially or totally) when there are no realistic expectations of recovery.

b) Prior to January 1, 2020

Prior to January 1, 2020, the Entity recognized the impairment of financial assets according to Communication “A” 2950, as amended, issued by the BCRA. As mandated by such regulation, the Bank was required to:

•	classify debtors based on their “status” pursuant to the guidelines of the BCRA, and

•	recognize an allowance for loan losses based on a schedule that indicated the percentage rates to be accrued for, taking into consideration debtor’s standing and guarantees in force.

The BCRA required that customers within the “commercial portfolio” be analyzed and classified on an individual basis. The commercial portfolio included loans exceeding an amount set forth by the BCRA, with repayment being related to the course of customer’s productive or business activity. The assessment of debtor’s repayment capacity was based on financial flows estimated on the basis of updated financial information and industry parameters, taking into consideration other circumstances of the business activity.

The “consumer portfolio”, in turn, was analyzed globally, and debtors were classified based on the days in arrears. The consumer portfolio included consumer loans, housing loans and loans up to an amount set forth by the BCRA.

Increases in the allowance for loan losses related to “Loans and other financing” were recognized in “Loan loss allowances” in the consolidated statement of income.

c) Effect of the change in accounting policy

The effect of the change in the accounting policy for the assessment of impairment of financial assets as at the transition date (January 1, 2019) is shown below:

Description	As per financial statements as of December 31, 2018	As per financial statements as of December 31, 2018 restated in currency as of June 30, 2020	Effect of change in accounting policy (1)	As of January 1, 2019 - modified balances
Other financial assets	84,321	147,345	—	147,345
Loans and other financing	4,258,239	7,440,988	(279,762)	7,161,226
Other financial institutions	85,488	149,385	(90,872)	58,513
Non-financial private sector and residents abroad	4,172,751	7,291,603	(188,890)	7,102,713
Overdrafts	110,147	192,475	111,500	303,975
Instruments	1,164,674	2,035,190	(1,608,091)	427,099
Mortgage loans	99,518	173,901	(67,350)	106,551
Pledge loans	44,250	77,324	(34,119)	43,205
Consumer loans	808,085	1,412,074	17,698	1,429,772
Credit cards	1,359,528	2,375,684	345,658	2,721,342
Finance lease	47,227	82,526	(10,249)	72,277
Other	539,322	942,429	1,056,063	1,998,492
Other debt securities	1,314	2,296	(126)	2,170
Contingent commitments	1,483	2,591	623,565	626,156

Total	4,345,357	7,593,220	343,677	7,936,897

(1)	The effect of the change in the accounting policy does not include the impact of the deferred income tax.

The effect of the change in the accounting policy for the assessment of impairment of financial assets as at January 1, 2020 is shown below:

Description	As per financial statements as of December 31, 2019	As per financial statements as of December 31, 2019 restated in currency as of June 30, 2020	Effect of change in accounting policy (1)	As of January 1, 2020 - modified balances
Other financial assets	2,162,652	2,456,628	(2,199,555)	257,073
Loans and other financing	8,329,232	9,461,450	3,481,560	12,943,010
Other financial institutions	37,174	42,227	103,026	145,253
Non-financial private sector and residents abroad	8,292,058	9,419,223	3,378,534	12,797,757
Overdrafts	107,287	121,871	616,431	738,302
Instruments	2,822,022	3,205,628	(2,165,786)	1,039,842
Mortgage loans	147,239	167,254	(6,267)	160,987
Pledge loans	207,012	235,152	(12,974)	222,178
Consumer loans	1,244,638	1,413,825	122,997	1,536,822
Credit cards	2,409,126	2,736,606	1,114,635	3,851,241
Finance lease	89,627	101,810	43,859	145,669
Other	1,265,107	1,437,077	3,665,639	5,102,716
Other debt securities	784	891	(114)	777
Contingent commitments	925	1,051	1,027,960	1,029,011

Total	10,493,593	11,920,020	2,309,851	14,229,871

(1)	The effect of the change in the accounting policy does not include the impact of the deferred income tax.

d)	Accounting policy applicable to Group “B” financial institutions (consolidated subsidiaries PSA and VWFS)

As mentioned in Note 2 to these financial statements, the BCRA issued Communication “A” 6938 deferring the application of the impairment model set forth in paragraph 5.5 “Impairment” of IFRS 9 until the fiscal years beginning on or after January 1, 2021 for Group “B” financial institutions. Therefore, such financial institutions shall continue applying the model for recognizing loan losses from financial assets established by the BCRA by way of Communication “A” 2950, as amended.

5.3	Comparative information

The consolidated statement of financial position as of June 30, 2020 is presented on a comparative basis to the balances for the previous year, while the consolidated statements of income, other comprehensive income, changes in shareholders’ equity, and cash flows, and their related notes for the six-month period ended June 30, 2020, are presented on a comparative basis to the balances as of the same period the previous year. The comparative information was restated and includes the changes indicated in Note 5.1 to these condensed interim financial statements.

6.	IFRS issued but not yet effective for Financial Institutions

6.1	New regulations

Pursuant to the provisions of Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by means of the Adoption Circulars issued by the FACPCE, the BCRA shall issue a statement of its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

The IASB issued “Classification of Liabilities as Current or Non-current (Amendments to IAS 1)”, effective for fiscal years beginning on or after January 1, 2023. Such amendment:

•	clarifies that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period;

•	clarifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	makes clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

Moreover, the IASB issued an amendment to IFRS 16 “Leases – COVID-19-related rent concessions”. This amendment applies to annual presentation periods beginning on or after June 1, 2020, and early adoption is permitted. A practical expedient is added, whereby the lessee may elect not to assess whether a Covid-19-related rent concession is a lease modification. In this way, upon making such election, lessees shall account for any change in the lease payments resulting from such a concession as if the change were not a lease modification, provided that certain conditions are met.

These amendments were not early adopted by the Bank in these condensed interim financial statements.

6.2	Other amendments to the financial reporting framework set forth by the BCRA

By means of Communication “A” 7014 dated May 14, 2020, the BCRA mandated that, since then, debt instruments issued by the government sector received in exchange for other instruments should be measured upon initial recognition at the carrying amount as of that date of instruments delivered in replacement thereof. Therefore, such exchange does not have an impact on the statement of income.

There are no other standards which have not come effective yet and which are expected to have a material impact on the Entity.

7.	Cash and deposits in banks

Breakdown in the consolidated condensed statement of financial position and the balance of cash and cash equivalents computed for the purposes of the preparation of the consolidated condensed statement of cash flows is as follows:

	06.30.20	12.31.19
BCRA—Current account	57,914,771	122,114,106
Cash	50,468,432	53,075,302
Balances with other local and foreign institutions	4,141,984	2,311,384

TOTAL	112,525,187	177,500,792

8.	Debt securities at fair value through profit or loss

	06.30.20	12.31.19
BCRA Bills	9,644,042	4,526,120
Private securities—Corporate bonds	111,287	106,327
Government securities	233	58,922

TOTAL	9,755,562	4,691,369

9.	Derivatives

Bank:

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9—“Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the condensed consolidated statement of financial position in the item “Derivative instruments”. Changes in fair values were recognized in the consolidated condensed statement of income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

As of June 30, 2020, the Bank has accounted for premiums from put options taken in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer as of December 30, 2021. Such equity interest was measured at fair value, as calculated by management in reliance of a report prepared by independent appraisers (Note 43).

Subsidiaries:

As of December 31, 2019, PSA Finance Argentina Compañía Financiera S.A. performed interest rate swaps with third parties, which are recognized by the subsidiaries as cash flow hedge. The actual portion of the cumulative change in the fair value of swaps pending subsequent recognition in income is recognized in other comprehensive income under the caption “Profits or losses from hedge instruments—Cash flow hedge.” The balance sheet, profit & loss, and comprehensive income balances related to swaps entered into by and between the Bank and its subsidiaries were eliminated during the consolidation process.

Breakdown is as follows:

Assets

	06.30.20	12.31.19
Premiums for put options taken—Prisma Medios de Pago S.A.	685,000	778,114
Debit balances linked to foreign currency forwards pending settlement in pesos	371,899	2,677,961
Debit balances linked to interest rate swaps from fixed to floating	—	5,153

TOTAL	1,056,899	3,461,228

Liabilities

	06.30.20	12.31.19
Credit balances linked to foreign currency forwards pending settlement in pesos	216,691	3,324,377
Credit balances linked to interest rate swaps from floating to fixed	12,904	166,285

TOTAL	229,595	3,490,662

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	06.30.20	12.31.19
Foreign currency Forwards
Foreign currency forward purchases - US$	450,209	618,497
Foreign currency forward purchases - Euros	—	35
Foreign currency forward sales - US$	655,601	620,956
Foreign currency forward sales - Euros	1,229	1,804
Interest rate swaps
Fixed rate for floating rate (1)	500,020	1,500,050
Floating rate for fixed rate	—	92,463

(1)	Floating rate: Badlar rate, interest rate for deposits of more than one million pesos, for 30-35 day terms.

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	06.30.20	12.31.19
Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	34,266,703	—

TOTAL	34,266,703	—

11.	Other financial assets

Breakdown of other financial assets is as follows:

	06.30.20	12.31.19
Measured at amortized cost
Other receivables	3,346,978	1,825,855
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 16.1)	2,095,071	2,137,691
Non-financial debtors from spot transactions pending settlement	45,228	31,556
Financial debtors from spot transactions pending settlement	—	287,985
Other	9,168	192,795

	5,496,445	4,475,882

Measured at amortized cost through profit or loss Mutual funds	1,119,004	1,109,326

	1,119,004	1,109,326

Allowance for loans losses (Exhibit R)	(238,170)	(257,073)

TOTAL	6,377,279	5,328,135

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	06.30.20	12.31.19
Non-financial government sector	161	520
BCRA	—	19,771
Other financial institutions	3,572,607	5,904,606
Overdrafts	31,129,319	16,354,370
Discounted instruments	11,122,710	14,013,137
Unsecured instruments	12,559,350	12,904,813
Instruments purchased	252,547	—
Mortgage loans	15,682,219	16,075,088
Pledge loans	7,645,200	9,833,873
Consumer loans	23,788,510	26,802,282
Credit Cards	77,013,514	81,861,970
Loans for the prefinancing and financing of exports	21,808,380	20,783,154
Receivables from finance leases	1,553,941	2,146,678
Loans to personnel	1,918,063	1,947,413
Other financing	45,950,046	26,115,894

	253,996,567	234,763,569
Allowance for loan losses (Exhibit R)	(10,770,709)	(12,943,010)

TOTAL	243,225,858	221,820,559

Finance leases

The Group, as lessor, entered into finance leases related to vehicles, machinery and equipment.

The following table shows the total gross investment of finance leases (leasing) and the current value of minimum payments to be received by thereunder:

	06.30.20		12.31.19
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term
Up to 1 year	1,036,851	794,970	1,085,041	1,081,598
From 1 to 5 years	950,320	758,971	1,068,401	1,065,080

TOTAL	1,987,171	1,553,941	2,153,442	2,146,678

Principal			1,525,822	2,119,159
Interest accrued			28,119	27,519

TOTAL			1,553,941	2,146,678

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on the concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit with the carrying amounts is shown below:

	06.30.20	12.31.19
Total Exhibits B and C	256,922,394	236,810,479
Plus:
BCRA	—	19,771
Loans to personnel	1,918,063	1,947,413
Interest and other items accrued receivable from financial assets with credit value impairment	138,614	—
Less:
Allowance for loan losses (Exhibit R)	(10,770,709)	(12,943,010)
Adjustments for effective interest rate	(1,536,140)	(1,625,148)
Corporate bonds	(17,901)	(110,608)
Loan commitments	(3,428,463)	(2,278,338)

Total loans and other financing	243,225,858	221,820,559

As of June 30, 2020 and December 31, 2019, the Group holds the following contingent transactions booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.20	12.31.19
Overdrafts and receivables agreed not used	2,265,962	353,676
Guarantees granted	800,843	575,105
Liabilities related to foreign trade transactions	90,198	1,005,231
Secured loans	271,460	344,326

	3,428,463	2,278,338

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Group’s credit risks policy.

13.	Other debt securities

13.1	Financial assets measured at amortized cost

	06.30.20	12.31.19
Corporate bonds under credit recovery transactions	83	94

	83	94

Allowance for loan losses—Private securities (Exhibit R)	(83)	(94)

TOTAL	—	—

13.2	Financial assets measured at fair value through other comprehensive income

	06.30.20	12.31.19
BCRA Liquidity Bills	67,672,383	33,029,164
Government securities	13,829,210	18,210,915
Private securities—Corporate bonds	—	79,686

	81,501,593	51,319,765

Allowance for loan losses —Private securities (Exhibit R)	—	(683)

TOTAL	81,501,593	51,319,082

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of June 30, 2020 and December 31, 2019 is included below:

		06.30.20	12.31.19
Guarantee trust—Government securities and BCRA Bills at fair value through OCI	(4)	5,565,523	—
BCRA—Special guarantee accounts (Note 51)	(1)	2,508,376	3,212,288
Deposits as collateral	(3)	2,455,373	3,438,728
Guarantee Trust—Pesos	(2)	219,746	77,630

TOTAL		10,749,018	6,728,646

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.
(4)

The trust fund consists of dollar-linked Treasury Bills in pesos (Lelinks) pledged as collateral for activities related to transactions made in Mercado Abierto Electrónico S.A. (MAE) and Mercado a Término de Rosario S.A. (ROFEX).

15.	Income Tax:

a)	Current income tax assets

	06.30.20	12.31.19
Advances	9,148	29,736

	9,148	29,736

b)	Current income tax liabilities

	06.30.20	12.31.19
Income tax provision	5,425,070	10,400,893
Advances	(2,189,235)	(1,219,140)
Collections and withholdings	1,891	(14,711)

	3,237,726	9,167,042

c)	Income tax expense

Breakdown of income tax expense:

	06.30.20	06.30.19
Current tax	(5,534,998)	(7,660,814)
Deferred tax	1,196,425	1,337,790

	(4,338,573)	(6,323,024)

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective tax rate expected by the Entity for the fiscal year.

The Group’s effective rate for the six-month period ended June 30, 2020 was 43%, while for the six- month period ended June 30, 2019, it was 32%.

Law No. 27468 amended the transition rules set forth by Law No. 27430 regarding the application of the inflation adjustment for tax purposes under the Income Tax Law, establishing that such adjustment will be applicable for fiscal years beginning on and after January 1, 2018, provided the changes in the Consumer Price Index (CPI), calculated from the beginning to the end of the fiscal year, are in excess of fifty five per cent (55%) during the first fiscal year, thirty per cent (30%) during the second fiscal year, and fifteen per cent (15%) during the third fiscal year. According to such law, one third of the resulting inflation adjustment, whether gain or loss, shall be recognized during that fiscal year, with the remaining two thirds being computed, in equal parts, over the two immediately following fiscal years.

The Social Solidarity and Productive Revival Law – published in the Official Gazette on December 23, 2019—maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount for the first and second fiscal year beginning on or after January 1, 2019 should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years.

Furthermore, the Social Solidarity and Productive Revival Law provides for the discontinuance of the application of the 25% income tax rate established under Section 86, paragraph d), of Law No. 27,430 until fiscal years commencing on and after January 1, 2022. For as long as the application of such rate remains suspended, the income tax rate will amount to 30%. Accordingly, the application of the 13% income tax rate on dividend distributions has also been discontinued for the same fiscal years. Such rate has been set at 7%.

Considering that, as of the date of these financial statements, the changes in the CPI are expected to surpass the 15% limit applicable to the third year, the Entity’s management has included the estimated tax loss for inflation in the provision for income tax. The effect of the deferral of the respective five sixths has been recognized as a deferred tax asset.

•	Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018.

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity approved the filing of actions for declaratory judgment of unconstitutionality of Section 39 of Law 24073, Section 4 of Law 25561, Section 5 of Decree No. 214/02 issued by the Argentine Executive, Law 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law 20628, as amended, is considered not applicable due to the confiscatory effect on the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for such fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800, for the fiscal year ended December 31, 2017, in the amount of 1,021,518 and for the fiscal year ended December 31, 2018, in the amount of 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the authorities of the Entity or the right of the Entity regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account under liabilities and in “Other operating expenses” in the statement of income, pursuant to the accounting standards prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is highly likely for the Entity to obtain a final favorable judgment supporting the idea that this period’s income tax shall be assessed including the tax inflation adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2018, 2017 and 2016.

In addition, on June 8, 2020, the Federal Courts on Administrative Matters(JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal period 2016 is not applicable to the instant case.

The tax authorities (AFIP) may file an appeal against this judgment before the Appellate Court within 5 days as from the time judicial activities are resumed once the extraordinary judicial vacations declared as a result of the COVID-19 pandemic has ended.

Therefore, the recognition of the provision for contingencies required by the BCRA results in a deviation from IFRS, as stated in Note 2.

•	Income tax – Requests for recovery of payments. Fiscal years 2013, 2014 and 2015.

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the tax inflation adjustment, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods.

Based on the grounds stated above, on November 19, 2015, the request for recovery of the payments made was filed at the administrative stage for periods 2013 and 2014, and the related complaint was filed at the judicial stage on September 23, 2016 for both periods, given that no answer to the request above was received.

In turn, on April 4, 2017, a request for recovery of the payments made for the higher amount of tax paid for fiscal year 2015 was filed. Likewise, on December 29, 2017, the related complaint was filed at the judicial stage for this fiscal year.

As of the date of these financial statements, the tax authorities have not issued a resolution regarding the claims filed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the claims filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1	Investments in equity instruments through profit or loss

	06.30.20	12.31.19
Prisma Medios de Pago S.A. (1)	1,569,471	2,141,529
Private securities—Shares of other non-controlled companies	217,323	162,704

TOTAL	1,786,794	2,304,233

(1)

This balance is related to the amount of 2,252,139 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was measured at fair value estimated by the Management based on the report prepared by independent professionals, net of the valuation adjustment required by the BCRA in Memorandum No. 7/2019 and the collection of dividends. The accounting criterion applied as stated above constitutes a deviation from IFRS.

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. was made for the benefit of AI Zenith (Netherlands) B.V. (company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance is deferred over the following 5 (five) years and settled as follows; (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received. The transaction terms included a put option, pursuant to which the Bank is entitled to sell the remaining shares in Prisma Medios de Pago S.A. to the buyer as of December 31, 2021 (see Note 9).

The other payment conditions have remained unaltered.

As a consequence of this transaction, a profit of 4,411,429 was recognized in “Other operating income” as of June 30, 2019 (Note 38).

16.2	Investments in equity instruments through other comprehensive income

	06.30.20	12.31.19
Banco Latinoaméricano de Exportaciones S.A.	16,933	29,972
Other	1,111	1,117

TOTAL	18,044	31,089

17.	Investments in Associates

	06.30.20	12.31.19
Rombo Compañía Financiera S.A.	713,727	747,089
BBVA Consolidar Seguros S.A.	374,486	300,575
Interbanking S.A.	138,025	129,104
Play Digital S.A. (1)	2,500	—

TOTAL	1,228,738	1,176,768

(1)

On May 26, 2020, the Bank participated in the organization of the company Play Digital S.A., which was incorporated before the Public Registry of Commerce kept by the Supervisory Board of Companies under dossier No. 5995, Book 99 of Stock Companies, on June 9, 2020.

The company’s initial capital stock is $ 7,500,000 (seven million five hundred thousand pesos), distributed as follows:

(i) Banco BBVA Argentina S.A., holder of 2,500,000 (two million five hundred thousand) common book-entry shares, of $1 par value each, entitling to one vote per share, representing 33.33% of the stock capital;

(ii) Banco de Galicia y Buenos Aires S.A.U., holder of 2,500,000 (two million five hundred thousand) common book-entry shares, of $1 par value each, entitling to one vote per share, representing 33.33% of the stock capital; and

(iii) Banco Santander Río S.A., holder of 2,500,000 (two million five hundred thousand) common book-entry shares, of $1 par value each, entitling to one vote per share, representing 33.33% of the stock capital.

The project provides for the participation of other financial institutions as holders of equity interests in the company’s capital; therefore, the equity interests of the founder financial institutions will be significantly reduced.

The company’s purpose is to engage, directly and/or through third parties, or in association with third parties, in the following activities in Argentina or abroad:

a)	Provision of electronic payment services;

b)

Management and operation of transfers by using mobile communication devices and/or any other electronic means, as well as electronic payment and/or collection services on behalf and for the account of third parties, to which effect it shall enter into agency agreements to make and receive collections and/or payments for the account and to the order of third parties, in all cases through electronic-supported transfer systems;

c)

Operation of electronic currency transfer systems through the Internet and/or any other digital or virtual payment means. It may also provide supplementary technological or IT support services related to financial activities. In furtherance of its purposes, Play Digital S.A. has full legal capacity, and it is entitled to acquire rights, incur obligations and perform all such acts as are not prohibited by the laws or its bylaws. The activities falling under the scope of Financial Institutions Law No. 21526, as amended and regulated, are excluded from its purpose.

As of June 30, 2020, the interest held in Play Digital S.A. is registered in Investments in associates in an amount of 2,500, and the outstanding capital contribution, for an identical amount, has been registered in Other non-financial liabilities.

18.	Property and equipment

	06.30.20	12.31.19
Real estate	19,594,969	19,885,993
Furniture and facilities	4,171,782	4,499,947
Right of use of leased real estate (Note 29)	2,349,826	2,657,457
Machinery and equipment	1,671,046	2,163,122
Constructions in progress	438,434	365,227
Vehicles	44,038	43,970

TOTAL	28,270,095	29,615,716

19.	Intangible Assets

	06.30.20	12.31.19
Licenses—Software	1,067,502	886,100

TOTAL	1,067,502	886,100

20.	Other non-financial assets

	06.30.20	12.31.19
Investment properties	1,588,402	1,609,691
Prepayments	1,576,626	1,636,372
Tax advances	1,002,092	658,502
Other miscellaneous assets	197,846	257,030
Advances to suppliers of goods	257,805	270,708
Assets acquired as security for loans	14,674	16,272
Advances to personnel	86,484	369,699
Other	48,184	33,404

TOTAL	4,772,113	4,851,678

21.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Such commitment was ratified at a Board Meeting held on June 30, 2020. Therefore, these assets, the value of which, as of June 30, 2020 and December 31, 2019 amounts to 188,518, were classified as “Non-current assets held for sale”, continuing with the efforts to sell that group of assets.

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H.

Breakdown is as follows:

	06.30.20	12.31.19
Non-financial government sector	5,463,392	3,337,522
Financial sector	299,603	202,674
Non-financial private sector and residents abroad	367,497,117	330,410,523
Checking accounts	75,199,261	61,340,821
Savings accounts	172,547,863	167,919,745
Time deposits	111,683,260	95,616,484
Investment accounts	61,309	87
Other	8,005,424	5,533,386

TOTAL	373,260,112	333,950,719

23.	Liabilities at fair value through profit or loss

	06.30.20	12.31.19
Obligations from government securities transactions	—	659,752

TOTAL	—	659,752

24.	Other financial liabilities

	06.30.20	12.31.19
Obligations from financing of purchases	16,557,614	19,276,918
Collections and other transactions on behalf of third parties	3,032,618	3,636,325
Liabilities for leases (Note 29)	2,659,662	2,858,830
Payment orders pending credit	1,464,422	2,202,386
Credit balance for spot purchases or sales pending settlement	77,013	136,073
Receivables from foreign currency spot purchases pending settlement	25,445	136,788
Commissions accrued payable	21,755	16,555
Interest accrued payable	—	111,784
Other	4,422,474	4,367,805

TOTAL	28,261,003	32,743,464

25.	Financing received from the BCRA and other financial institutions

	06.30.20	12.31.19
Local financial institutions	5,066,385	4,081,342
BCRA	32,461	19,024
Foreign financial institutions	—	2,884,345

TOTAL	5,098,846	6,984,711

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of June 30, 2020 and December 31, 2019 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 06.30.20	Outstanding securities as of 12.31.19
Class 24	12.27.2017	546,500	12.27.2020	Badlar Private + 4,25%	Quarterly	476,500	598,069
Class 25	11.08.2018	784,334	11.08.2020	UVA + 9,50%	Quarterly	1,528,282	1,469,943
Class 27	02.28.2019	1,090,000	08.28.2020	Badlar Private +	Quarterly	891,000	1,012,116
Class 28	12.12.2019	2,234,550	06.12.2020	6,25% 4%	Quarterly	—	2,234,550
Classes 26 - 28 - PSA Finance Argentina	02.01.2018	808,333	06.17.2020	Badlar Private + annual nominal rate / Fixed rate	Quarterly /Upon maturity	—	708,211
Classes 5 - 7 - Volkswagen Financial Services	02.10.2020	1,181,398	02.27.2021	Badlar Private + annual nominal rate / UVA + annual nominal rate	Quarterly	1,211,459	1,900,794
				Total Consolidated Principal		4,107,241	7,923,683
				Consolidated Interest Accrued		95,548	392,903
				Issuance Expenses		—	(2,602)

				Total consolidated principal and interest		4,202,789	8,313,984

Definitions:

BADLAR RATE: It is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

UVA RATE: It is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

27.	Provisions

	06.30.20	12.31.19
Provisions for reorganization (Exhibit J)	1,731,687	2,244,727
Provision for contingent commitments (Exhibits J and R)	981,732	1,029,011
Provisions for termination plans (Exhibit J)	89,856	72,977
For administrative, disciplinary and criminal penalties (Note 56 and Exhibit J)	5,000	5,680
Other contingencies (Exhibit J)	8,191,746	8,856,245
For reassessment of income tax due to adjustment for inflation (Note 15.c)	5,447,078	6,187,516
Provision for commercial lawsuits	2,198,454	2,187,038
Provision for labor lawsuits	249,780	231,960
Provision for tax lawsuits	173,301	119,949
Other	123,133	129,782

TOTAL	11,000,021	12,208,640

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown and changes of provisions are included in Exhibit J. However, below is a brief description:

•

Re-assessment of income tax due to the application of the inflation adjustment: it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the current regulations. The Bank has answered the BCRA memorandum and evidenced the validity of the recognition timely made and has requested that it be reviewed. Notwithstanding the foregoing, the provision requested by the BCRA was set up.

•

Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

•

Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

•

Termination benefit plans: for certain terminated employees, the Bank bears the cost of private health care plans (total or partial) for a certain period after termination. The Bank does not bear any situations requiring medical assistance, but it only makes the related health care plan payments.

•

Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the proceedings regarding penalties.

•	Other: it reflects the estimated amounts to pay tax, labor-related and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Board of Directors and its legal advisors, there are no significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the actual value of those estimates, considering the probable date of their final resolution.

In turn, as of June 30, 2020, approximately 100 contingent claims, including civil and commercial tax claims, which might potentially result in a loss, were brought against the Bank. All such claims have arisen in the ordinary course of business. These actions are primarily related to leasing claims and petitions to secure evidence. The Group’s management and legal advisors consider that these cases might, but are not likely to, result in cash outflows, and that the potential cash disbursements are not material.

28.	Other non-financial liabilities

Breakdown is as follows:

	06.30.20	12.31.19
Miscellaneous creditors	6,245,925	5,756,777
Short-term personnel benefits	4,073,530	4,763,477
Other collections and withholdings	3,625,563	3,493,289
Advances collected	2,939,738	2,961,096
Cash dividens payable (Note 30)	2,500,000	—
Other taxes payable	1,057,926	1,384,704
For contract liabilities	567,312	435,922
Social security payment orders pending settlement	440,965	69,786
Long-term personnel benefits	310,765	348,147
Other	74,514	90,415

TOTAL	21,836,238	19,303,613

29.	Leases

The Group as lessee

Below is a detail of the amounts of rights of use under leases and liabilities from leases in force as of June 30, 2020:

Rights of use under leases

Account	Initial value as of 01.01.2020	Increases	Decreases	Depreciation				Residual value as of 06.30.20
				Accumulated as of 01.01.2020	Decreases	For the period (1)	Accumulated at period-end
Leased real property	3,312,830	71,250	93,307	655,373	24,628	310,202	940,947	2,349,826

(1) See note 41

Liabilities from leases

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.20	12.31.19
Up to one year	118,009	28,132	146,141	95,109
From 1 to 5 years	1,335,629	165,335	1,500,964	1,393,696
More than 5 years	1,000,310	12,247	1,012,557	1,370,025

			2,659,662	2,858,830

Interest and exchange rate difference recognized in profit or loss

	06.30.20	06.30.19
Other operating expenses
Interest on liabilities from finance lease (Note 42)	(156,892)	(183,750)
Exchange rate difference
Exchange rate difference for finance lease (loss)	(321,382)	(289,063)
Other expenses
Leases (Note 40)	(761,436)	(512,324)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Common	612,710,079	1	1	612,615	95	612,710

(1)	Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. As such, the Bank was authorized to issue 50,441 common book-entry shares, with a nominal value of $ 1 and entitling to one (1) vote each, to be delivered to BBVA Francés Valores S.A.’s minority shareholders.

As of the date of these consolidated financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Supervisory Board of Companies (IGJ).

On May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held. At such meeting the following distribution of earnings in nominal values was approved:

•	To Legal Reserve: 6,201,640

•	To Optional Reserve for future distribution of earnings: 24,806,560

Furthermore, the partial release of the Optional reserve for future distribution of earnings was approved, in order to appropriate 2,500,000 to the payment of cash dividends, subject to the BCRA’s previous consent.

31.	Interest income

	06.30.20	06.30.19
Interest on government securities	12,495,474	20,146,788
Interest on credit card loans	8,426,569	12,571,331
Interest on instruments	4,478,987	6,273,378
Interst on overdrafts	5,591,267	4,747,031
Acquisition Value Unit (UVA) clause adjustment	4,190,226	5,863,404
Interest on consumer loans	4,116,432	5,553,042
Interest on other loans	4,119,343	2,044,530
Premiums on reverse repurchase agreements	1,208,704	1,010,370
Interest on pledge loans	1,194,207	297,461
Interest on loans to the financial sector	602,669	1,998,520
Interest on mortgage loans	612,663	839,664
Interest on loans for the prefinancing and financing of exports	707,977	1,961,292
Interest on finance leases	218,591	369,420
Stabilization Coefficient (CER) clause adjustment	157,768	65,348
Interest on private securities	3,929	6,647
Other	152,126	655

TOTAL	48,276,932	63,748,881

32.	Interest expenses

	06.30.20	06.30.19
Time deposits	11,910,710	23,040,288
Other liabilities from financial transactions	1,587,954	2,193,144
Interfinancial loans received	577,150	30,880
Checking accounts deposits	403,867	2,271,703
Acquisition Value Unit (UVA) clause adjustments	463,974	1,044,626
Savings accounts deposits	119,585	135,109
Premiums on reverse repurchase agreements	—	1,896
Other	12,628	21,464

TOTAL	15,075,868	28,739,110

33.	Commission income

	06.30.20	06.30.19
Linked to liabilities	5,438,159	6,568,525
From credit cards	4,729,202	4,125,582
From insurance	596,260	679,955
From foreign trade and foreign currency transactions	462,236	596,390
Linked to loans	464,517	584,628
Linked to securities	104,232	65,029
From guarantees granted	994	962

TOTAL	11,795,600	12,621,071

34.	Commission expenses

	06.30.20	06.30.19
For credit and debit cards	5,654,182	5,588,553
For payment of salaries	364,962	516,066
For digital sales services	199,187	420,009
For foreign trade transactions	90,065	108,247
For promotions	35,730	67,999
Linked to transactions with securities	1,619	1,688
Other commission expenses	364,633	644,718

TOTAL	6,710,378	7,347,280

35.	Net income /(loss) from financial instruments carried at fair value through profit or loss

	06.30.20	06.30.19
Income from government securities	2,057,863	2,545,886
Income from foreign currency forward transactions	244,581	1,273,643
Income from private securities	(63,475)	3,689,446
Income/(loss) from interest rate swaps	45,572	(509,930)
Income from corporate bonds	33,929	54,814
Other	(2,210)	—

TOTAL	2,316,260	7,053,859

36.	Net (loss) /income from writing-down assets carried at amortized cost and at fair value through OCI

	06.30.20	06.30.19
(Loss) from sale of government securities	(2,186,925)	(59,887)
(Loss) from sale of corporate bonds	(13,671)	(507)

TOTAL	(2,200,596)	(60,394)

37.	Foreign exchange and gold gains/(losses)

	06.30.20	06.30.19
Income from purchase-sale of foreign currency	2,196,450	4,732,234
Conversion of foreign currency assets and liabilities into pesos	601,807	(736,386)

TOTAL	2,798,257	3,995,848

38.	Other operating income

	06.30.20	06.30.19
Adjustments and interest on miscellaneous receivables	574,713	701,072
Rental of safe deposit boxes	476,848	409,629
Loans recovered	336,020	302,506
Allowances reversed	115,584	81,567
Debit and credit card commissions	118,854	459,124
Punitive interest	76,510	106,050
Income from sale of non-current assets held for sale (Note 16)	—	4,411,429
Other operating income	538,405	5,529,377

TOTAL	2,236,934	12,000,754

39.	Personnel benefits

	06.30.20	06.30.19
Salaries	5,433,004	5,615,566
Social security withholdings and contributions	1,517,402	1,579,635
Other short-term personnel benefits	1,310,904	1,519,805
Personnel compensation and bonuses	173,023	273,132
Personnel services	169,219	171,819
Termination personnel benefits (Exhibit J)	25,612	—
Other long-term personnel benefits	14,402	24,194

TOTAL	8,643,566	9,184,151

40.	Administrative expenses

	06.30.20	06.30.19
Taxes	1,860,247	1,844,255
Maintenance an repair costs	930,831	829,153
Administrative expenses	737,468	579,321
Rent (Note 29)	761,436	512,324
Armored transportation services	609,873	749,640
Other fees	405,862	366,428
Electricity and communications	436,799	375,061
Advertising	315,563	358,177
Security services	326,409	268,264
Insurance	81,393	79,428
Representation and travel expenses	45,821	86,603
Fees to Bank Directors and Supervisory Committee	27,975	10,592
Stationery and supplies	38,589	34,436
Other administrative expenses	1,036,120	784,839

TOTAL	7,614,386	6,878,521

41.	Depreciation and amortization

	06.30.20	06.30.19
Depreciation of property and equipment	1,298,571	1,435,893
Amortization of rights of use of leased real property (Note 29)	310,202	330,169
Amortization of intangible assets	85,972	222,973
Depreciation of other assets	15,061	2,981

TOTAL	1,709,806	1,992,016

42.	Other operating expenses

	06.30.20	06.30.19
Turnover tax	3,498,559	4,360,386
Reorganization expenses (Exhibit J)	492,709	268,769
Other allowances (Exhibit J)	659,569	6,238,372
Initial loss of loans below market rate	277,197	1,189,383
Contribution to the Deposit Guarantee Fund (Note 50)	273,702	358,951
Interest on liabilities from leases (Note 29)	156,892	183,750
Claims	41,451	128,207
Other operating expenses	710,158	967,449

TOTAL	6,110,237	13,695,267

43.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of June 30, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Debt securities at fair value through profit or loss	9,755,562	9,755,562	233	9,755,329	—
Derivative instruments	1,056,899	1,056,899		371,899	685,000
Other financial assets	1,119,004	1,119,004	1,119,004
Other debt securities	81,501,593	81,501,593	424,801	81,076,792	—
Financial assets pledged as collateral	3,959,075	3,959,075	219,746	3,739,329	—
Investments in equity instruments	1,804,838	1,804,838	217,310	18,057	1,569,471
Financial liabilities
Derivative instruments	229,595	229,595	—	229,595	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Debt securities at fair value through profit or loss	4,691,369	4,691,369	—	4,691,369	—
Derivative instruments	3,461,228	3,461,228	—	2,683,114	778,114
Other financial assets	1,109,326	1,109,326	1,109,326	—	—
Other debt securities	51,319,082	51,319,082	1,391,555	49,927,527	—
Financial assets pledged as collateral	38,849	38,849	38,849	—	—
Investments in equity instruments	2,335,322	2,335,322	162,704	31,089	2,141,529
Financial Liabilities
Liabilities at fair value through profit or loss	659,752	659,752	659,752	—	—
Derivative instruments	3,490,662	3,490,662	—	3,490,662	—

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the technical value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the species).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•

Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Treasury Bills (Letes), together with a minor share in Argentine Government Bonds and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which includes foreign currency forward transactions and NDF (non-delivery forwards), put options and interest rate swaps.

b)	Transfers between hierarchy levels

b.1)	Transfers from Level 1 to Level 2

No transfers have occurred from Level 1 to Level 2 as of June 30, 2020 or December 31, 2019.

b.2)	Transfers from Level 2 to Level 1

No transfers have occurred from Level 2 to Level 1 as of June 30, 2020 or December 31, 2019.

b.3)	Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require market observable input data: the last quoted market price (Mercado Abierto Electrónico – MAE), the terms of the bond issue as detailed in the respective offering memorandum or, in the particular case of bonds adjustable for the BADLAR rate published at the BCRA’s web site, the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of the valuation techniques for each financial product:

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists of considering reference market prices (MAE).

For Argentine Treasury Bonds and bills, prices are captured from MAE. If bonds have not traded for the last 10 business days, a theoretical valuation is made, discounting cash flows using the pertinent discount curve, except for cash-reserve bonds, fixed-rate Argentine Treasury Bonds in pesos maturing on November 21, 2020 (TN20) and fixed-rate Argentine Treasury Bonds in pesos maturing in May 2022 (TY22), which are carried at their technical value. In the specific case of GDP-linked securities denominated in pesos (TVPP), the BYMA’s market traded price was considered, as they were not traded in the principal market (MAE) and due to the features of the cash flows of this kind of bonds, it was decided to consider their BYMA market traded price (given their significant volume) instead of an estimated theoretical price.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

Finally, corporate bonds were measured at their market prices prevailing on the last 10 business days in MAE, where available. In the absence of market prices, these securities were assigned a theoretical value, based on the last market price available, plus accrued interest. If they were not traded as from their issue date, they are measured at their technical value.

SWAPS

For swaps, the theoretical valuation consists of discounting future cash flows using the interest rate, according to the estimated curve based on fixed-rate bonds in pesos and bills issued by the Argentine Government.

Non Delivery Forwards

The theoretical valuation of NDFs consists of discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was calculated on the basis of independent appraisers’ valuations, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA under Memorandum No. 7/2019, and net of cashed dividends (Note 16).

The most relevant non-observable inputs include:

•	Pro forma EBITDA and Free cash flow (primarily determined on the basis of the expected changes in the level of transactions and fees);

•	Minority discount rate (equivalent to 1 / (1 + control premium) -1);

•	WACC - Weighted Average Cost of Capital of Prisma Medios de Pago S.A.; and

•	g = terminal value growth factor.

Below is a detail of the sensitivity analysis related to the valuation of the remaining 49% interest in Prisma Medios de Pago S.A. held by the shareholders. Sensitivity is related to the following two variables: WACC and “g” level (growth factor for future cash flows after 2023 which determines the terminal value):

Value of 49% equity interest + minority discount (9.09%) – in millions of US$
		(g – annual)
		2.50%	3.00%	3.50%
WACC	97.5%	467.8	480.0	493.3
	100%	461.8	473.8	486.8
	102.5%	455.9	467.7	480.5

The valuation scenario considers a WACC equals to 100% and a “g” level of 3%.

Premiums from Put Options

The Group has classified the put option taken in respect of its equity interest in Prisma Medios de Pago S.A. as Level 3, since the fair value of such put option was based on significant non-observable inputs. The income (loss) from the asset measured at fair value on the basis of non-observable input data is booked under Net income / (loss) from financial instruments carried at fair value through profit or loss.

These instruments were measured using a valuation technique based on the binomial option pricing model. This model involves creating a comparable portfolio under the same conditions as the put, considering several scenarios. The pricing model factors in the Company’s projected cash flows and financial indebtedness as of year-end (34 months subsequent to the contract closing date). Expected cash flows are discounted using the WACC discount rate.

Some of the most relevant observable input data used in the pricing model include:

•	Monthly volatility (sensibility to volatility ranging from 10%, 12.2%, 15% and 20%)

•

Notional exercise price. This price is 7 times the expected EBITDA for the third year. EBITDA is calculated considering expected cash flows and financial indebtedness, based on Cash and Banks and Short-term investments, and financial indebtedness projected as of the option exercise date.

Any potential substantial change in any of the aforementioned non-observable input data may increase or decrease the put option estimated fair value.

The table below shows the sensitivity analysis for the valuation of the put option per share, based on the implicit volatility level and the notional exercise price of the share:

Sensitivity – in US$
		Volatility
		10.0%	12.2%	15.0%	20.0%
EBITDA	95%	0.84	0.98	1.16	1.45
	100%	0.95	1.10	1.29	1.59
	105%	1.08	1.23	1.42	1.73

Sensitivity – in pesos
		Volatility
		10.0%	12.2%	15.0%	20.0%
EBITDA	95%	48.15	56.30	66.51	83.47
	100%	54.88	63.43	74.04	91.58
	105%	62.43	70.55	81.58	99.70

The valuation scenario considers EBITDA at 100% and volatility at 12.2%, with a fair value equal to 685,000 based on the position held by the Entity in Prisma Medios de Pago S.A.

b.4)	Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and final balances of Level 3 fair values:

	06.30.20	12.31.19
Balance at the beginning of the fiscal year	2,919,643	—
Investment in equity instruments – Prisma Medios de Pago S.A.	(315,789)	2,141,529
Derivative instruments – Put option taken - Prisma Medios de Pago S.A.	—	778,114
Monetary gain (loss) generated by assets at fair value	(349,383)	—

Balance at fiscal period-end	2,254,471	2,919,643

c)	Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies to deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (unobservable input) that reflects the added value or additional cost required to dispose of the asset.

•	Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of June 30, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Cash and deposits in banks	112,525,187	(1)	—	—	—
Repo transactions	34,266,703	(1)	—	—	—
Other financial assets	5,258,275	(1)	—	—	—
Loans and other financing
Non-financial government sector	161	(1)	—	—	—
Other financial institutions	3,503,970	3,501,154	—	—	3,501,154
Non-financial private sector and residents abroad	239,721,727	235,211,441	—	—	235,211,441
Financial assets pledged as collateral	6,789,943	(1)	—	—	—
Financial liabilities
Deposits	373,260,112	371,663,822	—	371,663,822	—
Other financial liabilities	28,261,003	(1)	—	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	5,098,846	5,736,906	—	5,736,906	—
Corporate bonds issued	4,202,789	4,179,799	—	4,179,799	—

(1) The fair value is not reported as it is considered similar to its book value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value
Financial assets
Cash and deposits in banks	177,500,792	(1)	—	—
Other financial assets	4,218,809	(1)	—	—
Loans and other financing	221,820,559
Non-financial government sector	520	(1)	—	—
Argentine Central Bank (BCRA)	19,771	(1)	—	—
Other financial institutions	5,766,005	4,863,033	—	4,863,033
Non-financial private sector and residents abroad	216,034,263	214,555,698	—	214,555,698
Financial assets pledged as collateral	6,689,797	(1)	—	—
Financial liabilities
Deposits	333,950,719	331,858,002	—	331,858,002
Other financial liabilities	32,743,464	(1)	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	6,984,711	6,947,416	—	6,947,416
Corporate bonds issued	8,313,984	8,252,001	—	8,252,001

(1) The fair value is not reported as it is considered similar to its book value.

44.	Segment reporting

Basis for segmentation

As of June 30, 2020 and December 31, 2020, the Group determined that it has only one reporting segment related to banking activities based on the information reviewed by the highest operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No customer has generated more than 10% of the total Group’s revenues.

Below is relevant information on loans and deposits by line of business as of June 30, 2020 and December 31, 2019:

Group (banking activity) (1)	06.30.20	12.31.19
Loans and other financing	243,225,858	221,820,559
Corporate banking (2)	47,040,554	43,704,112
Small and medium companies (3)	73,681,333	49,907,899
Retail	122,503,971	128,208,548
Other assets	298,853,826	293,530,222

TOTAL ASSETS	542,079,684	515,350,781

Deposits	373,260,112	333,950,719
Corporate banking (2) (3)	33,890,395	27,861,017
Small and medium companies (2) (3)	91,991,836	77,423,721
Retail	247,377,881	228,665,981
Other liabilities	73,870,624	92,871,868

TOTAL LIABILITIES	447,130,736	426,822,587

(2) It includes financial sector.

(3) It includes government sector.

The following table shows information related to operating segments:

Group (banking activity) (1)	06.30.20	06.30.19
Net interest income	33,201,064	35,009,771
Net commission income	5,085,222	5,273,791
Net income from financial instruments at fair value through profit or loss	2,316,260	7,053,859
Net income from write-down of assets at amortized cost and at fair value through OCI	(2,200,596)	(60,394)
Foreign exchange and gold gains	2,798,257	3,995,848
Other operating income	2,236,934	12,000,754

TOTAL OPERATING INCOME BEFORE LOSS FOR IMPAIRMENT OF FINANCIAL ASSETS	43,437,141	63,273,629

Loan loss allowances	(4,356,487)	(4,298,326)

SUBTOTAL	39,080,654	58,975,303

Operating loss	(24,077,995)	(31,749,955)
Income / (loss) from associates and joint ventures	216,457	197,874
Loss on net monetary position	(5,049,139)	(7,410,297)

Income before income tax	10,169,977	20,012,925

Income tax	(4,338,573)	(6,323,024)

Net income for the period	5,831,404	13,689,901

Net income attributable to:
Owners of the parent	5,753,929	13,694,318
Non-controlling interests	77,475	(4,417)

(1)

It includes BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.

45.	Subsidiaries

Below is the information on the Bank’s subsidiaries:

Name	Registered office (country)	Interest as of
		06.30.20	12.31.19
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.0000%	50.0000%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	100.0000%

46.	Related parties

a)	Parent

The Bank’s parent is Banco Bilbao Vizcaya Argentaria.

b)	Key Management personnel

Pursuant to IAS 24, key Management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1)	Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	06.30.20	06.30.19
Fees	23,022	9,804

Total	23,022	9,804

b.2) Profit or loss for transactions and balances with key management personnel

	Balances as of		Profit or loss
	06.30.20	12.31.19	06.30.20	06.30.19
Loans
Credit cards	3,487	5,246	1,127	379
Overdrafts	8	5	—	—
Loans	1,224	1,429	115	86
Deposits	16,312	20,970	43	32

Loans are granted on an arm’s length basis. As of June 30, 2020 and December 31, 2019, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except key Management personnel)

Parent	Balances as of		Profit or loss
	06.30.20	12.31.19	06.30.20	06.30.19
Cash and deposits in banks	287,835	518,477	—	—
Derivative instruments (Assets) (1)	102,800	739,618	—	—
Financial assets pledged as collateral (2)	7,046	614,099	—	—
Other non-financial liabilities	715,628	400,800	191,607	152,402
Derivative instruments (Liabilities) (1)	99,728	1,363,577	174,719	1,912,398
Off-balance sheet balances
Securities in custody	55,071,188	64,627,065	—	—
Derivative instruments	6,189,952	12,740,284	—	—
Sureties granted	841,666	802,868	1,347	2,359
Guarantees received	27,925	32,217	—	—

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).

(2) These transactions do not generate profit or loss.

	Balances as of		Profit or loss
Subsidiaries	06.30.20	12.31.19	06.30.20 (1)	06.30.19
Loans and other finanicng	3,176,493	2,352,544	676,883	2,114
Other financial assets	532	201	—	194
Deposits	122,633	54,734	2,611	89,222
Other non-financial liabilities	26	1,376	922	—
Financing received	—	199,278	8,067	—
Other operating income	—	—	3,632	3,692
Off-balance sheet balances
Securities in custody	1,119,006	1,109,353	—	—
Sureties granted	281	319	—	—

Associates	Balances as of		Profit or loss
	06.30.20	12.31.19	06.30.20	06.30.19 (1)
Cash and deposits in banks	821	334	—	—
Loans and other financing	1,505,599	2,025,356	632,311	1,714,720
Debt securities at fair value through profit or loss	8,620	19,063	31,266	54,824
Derivative instruments (Assets)	—	—	—	—
Other financial assets	—	—	—	—
Deposits	475,019	425,326	2	10,180
Other non-financial liabilities	2,500	—	—	2,788
Financing received	—	227,684	2,192	6,140
Derivative instruments (Liabilities)	12,904	157,037	45,664	423,137
Corporate bonds issued	83,708	177,139	1,253	33,356
Other operating income	—	—	17,645	23,869

Off-balance sheet balances
Interest rate swaps	500,020	1,514,596	—	—
Securities in custody	1,739,906	1,431,070	1,136	479
Sureties granted	371	20,769	117	279
Secured loans	—	—	—	—

(1) Includes PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A., over which the Entity took over control as from July 1, 2019. This situation implies considering them as “Subsidiaries” as from the referred date. Until such date, they were exposed as “Associates”.

Transactions have been agreed upon on an arm’s length basis. As of June 30, 2020 and December 31, 2019, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Risks related to financial instruments

No significant changes have occurred in the Bank’s risk management and governance policies and procedures described in the financial statements as of December 31, 2019.

However, as a consequence of the change in the calculation method of impairment of financial assets described in Note 5.2, the Board of Directors has considered it appropriate to disclose in these interim financial statements information related to credit risks, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector’s financial assets):

	Stage 1	Stage 2		Stage 3		Total
Exposure at default		Collective	Individual	Collective	Individual
Balances as of 12.31.19	241,492,255	26,155,818	2,132,604	4,358,818	4,311,904	278,451,399

Inter-stage transfers:
From stage 1 to stage 2	(51,522,212)	50,488,325	108,674	—	—	(925,213)
From stage 2 to stage 1	22,624,985	(21,761,905)	(12,849)	—	—	850,231
From stage 1 or 2 to stage 3	(296,675)	(3,505,953)	(59,010)	4,539,028	71,374	748,764
From stage 3 to stage 1 or 2	336,500	343,307	(1,180)	(765,970)	(31,664)	(119,007)
Changes without inter-stage transfers	3,230,545	(17,192,959)	1,757,449	1,855,310	(2,890,385)	(13,240,040)
New originated financial assets	223,999,762	14,727,620	495,306	277,327	5,248,833	244,748,848
Foreign exchange difference	(131,418,756)	(10,374,606)	(251,512)	(3,405,253)	(2,448,639)	(147,898,766)
Inflation adjustment	—	7	—	(2,473,971)	(2,894,099)	(5,368,063)
New originated financial assets	4,618,251	1,907,348	186,806	29,052	550,424	7,291,881
Inflation adjustment	(29,457,398)	(3,611,804)	(325,514)	(552,052)	(528,692)	(34,475,460)

Balances as of 06.30.20	283,607,257	37,175,198	4,030,774	3,862,289	1,389,056	330,064,574

Allowances	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	4,849,402	2,427,066	216,164	3,154,655	3,380,748	14,028,035

Inter-stage transfers:
From stage 1 to stage 2	(1,562,142)	5,672,361	22,363	—	—	4,132,582
From stage 2 to stage 1	601,352	(2,025,291)	(2,066)	—	—	(1,426,005)
From stage 1 or 2 to stage 3	(18,179)	(1,107,411)	(5,908)	2,664,189	7,184	1,539,875
From stage 3 to stage 1 or 2	11,508	34,802	(1,164)	(484,936)	(32,464)	(472,254)
Changes without inter-stage transfers	(1,152,313)	(2,545,332)	426,583	2,615,830	(2,353,663)	(3,008,895)
New originated financial assets	5,719,035	1,474,868	63,416	160,505	5,275,161	12,692,985
Foreign exchange difference	(3,421,509)	(924,010)	(32,159)	(3,076,379)	(2,517,272)	(9,971,329)
Inflation adjustment	—	—	—	(1,948,561)	(2,978,369)	(4,926,930)
New originated financial assets	189,240	152,887	28,793	25,266	556,675	952,861
Inflation adjustment	(571,730)	(312,767)	(42,482)	(406,640)	(445,966)	(1,779,585)

Balances as of 06.30.20	4,644,664	2,847,173	673,540	2,703,929	892,034	11,761,340

48.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year’s profits to increase legal reserves.

Furthermore, pursuant to the requirements of General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with e accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated by first application of FRS, and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings”.

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On August 30, 2019 and January 31, 2020, the BCRA issued Communication “A” 6768 and Communication “A” 6886 setting forth that, effective since August 30, 2019, financial institutions shall be required to have the BCRA’s previous authorization to distribute profits.

Finally, by means of Communication “A” 6939 released on March 19, 2020, the BCRA suspended the distribution of profits by financial institutions until June 30, 2020, Such suspension was subsequently extended until December 31, 2020 by means of Communication “A” 7035 dated June 4, 2020.

49.	Restricted assets

As of June 30, 2020 and December 31, 2019, the Group has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 217,770 as of June 30, 2020, Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 94,065, Treasury Bonds in pesos maturing on July 31, 2020 in the amount of 122,681 as of December 31, 2019, respectively, as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 10,749,018 and 6,728,646 as of June 30, 2020 and December 31, 2019, respectively.

50.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995, that company was incorporated, and the Entity has a 10.038% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of June 30, 2020 and 2019, the contributions to the Fund have been recorded in item “Other operating expenses—Contributions to the deposits guarantee fund” in the amounts of 273,702 and 358,951, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from pesos 450,000 (four hundred and fifty thousand) to pesos 1,000,000 (one million), effective March 1, 2019. In addition, on April 16, 2020, the Argentine Central Bank issued Communication “A” 6973 increasing such amount to pesos 1,500,000 (one million five hundred thousand), effective May 1, 2020.

51.	Minimum cash and minimum capital requirements

51.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.20	12.31.19
Balances at the BCRA
Argentine Central Bank (BCRA) – current account—not restricted	57,182,248	122,061,263
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 14)	2,508,376	3,212,288
Argentine Central Bank (BCRA) –social security special accounts—restricted	389,232	—

	60,079,856	125,273,551

Argentine Treasury Bond in pesos at fixed rate due on 11-21-2020	8,185,408	8,292,561
Argentine Treasury Bond in pesos at 22% fixed rate due on 05-21-2022	1,025,056	—
Liquidity Bills – B.C.R.A.	77,316,425	37,555,284

TOTAL	146,606,745	171,121,396

It should be noted that the balances disclosed are the ones reported by the Bank.

51.2	Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	06.30.20	06.30.19
Credit risk	23,437,304	26,265,228
Operational risk	7,708,023	6,877,032
Market risk	573,988	249,778

Paid-in	81,728,815	63,152,977

Surplus	50,009,500	29,760,939

52.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 821/19, the minimum shareholders’ equity required to operate as “Settlement and Clearing Agent—Comprehensive” shall the equivalent to four hundred seventy thousand three hundred and fifty (470,350) Acquisition Value Units (UVA) to be adjusted by the Stabilization Coefficient (CER), Law No. 25,827. As regards the cash contra-account, the amount to be paid-in shall be a minimum of fifty percent (50%) of the minimum shareholders’ equity.

The amount mentioned above as cash contra-account includes Argentine Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”. As of June 30, 2020 and December 31, 2019, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Likewise, the subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 40,369, through custody account No. 493-0005459481 at BBVA Banco Francés S.A. As of June 30, 2020 and December 31, 2019, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

In addition, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised by 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less that fifty per cent (50%) of minimum shareholders’ equity.

53.	Compliance with the provisions of the Argentine Securities Commission – documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

54.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as Settler and the Bank as Trustee in relation to the exclusion of assets as provided in the above-mentioned resolution. As of June 30, 2020 and December 31, 2019, the assets of Diagonal Trust amount to 2,427 and 2,757, respectively, considering its recoverable value.

In addition, the Entity in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 4,745 as of June 30, 2020 and December 31, 2019, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) are verified, when such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 326,034 and 338,442 as of June 30, 2020 and December 31, 2019, respectively, and consist of cash, creditors’ rights, real estate and shares.

55.	Mutual funds

As of June 30, 2020 and December 31, 2019, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos in the amounts of 41,121,622 and 86,253,001, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other”.

The Mutual Fund assets are as follows:

MUTUAL FUNDS	06.30.20	12.31.19
FBA Renta Pesos	110,392,589	44,448,844
FBA Horizonte	761,926	898,450
FBA Renta Fija Dólar Plus	736,088	816,730
FBA Ahorro Pesos	651,582	525,254
FBA Renta Fija Dólar	500,004	534,405
FBA Calificado	496,799	537,217
FBA Acciones Argentinas	441,919	402,524
FBA Acciones Latinoamericanas	362,001	625,975
FBA Bonos Argentina	230,540	282,221
FBA Bonos Globales	221,494	229,264
FBA Horizonte Plus	54,329	94,251
FBA Brasil I	54,795	87,566
FBA Renta Fija Plus	49,570	59,915
FBA Retorno Total I	40,609	32,334
FBA Renta Mixta	38,582	20,099
FBA Gestión I	24,948	26,312
FBA Renta Publica I	1,476	1,572
FBA Renta Fija Local	1,476	1,572
FBA Retorno Total II	—	360,867
FBA Renta Publica II	—	96,557
FBA Bonos Latam	—	820

	115,060,727	50,082,749

The subsidiary BBVA Asset Management Argentina S.A. acts as a mutual funds manager, authorized by the CNV, which registered that company as a mutual funds management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

56.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgements issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing the following fines to the following individuals involved:

-	Pablo Bistacco and Graciela Alonso—US$ 61,000

-	Nestor Bacquer and Hugo Benzan—US$ 76,831 and Euros 9,000

-	Mariela Espinosa and Mario Fioritti—US$ 59,800 and Euros 11,500

-	Liliana Paz and Alberto Gimenez—US$ 296,000 and Euros 28,000

-	Jorge Elizalde and Elizabeth Mosquera—US$ 9,135

-	Carlos Barcellini—US$ 4,000

-	Carlos Alfonso—US$ 4,000

-	Samuel Alaniz—US$ 4,000

-	Julian Burgos—US$ 4,000

The Bank is jointly and severally liable for the aforementioned fines. The Bank’s Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro, and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges.

An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved.

The case was filed with the Federal Appellate Court of Mar del Plata, Criminal department, and is awaiting judgment.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges focus on fake foreign exchange transactions through false statements upon processing thereof carried out incurred by personnel in Branch 087—Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been filed in court.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for foreign exchange offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A”

5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

57.	Accounting records

As of the date of these consolidated condensed interim financial statements, and as a consequence of the subsequent social distancing measures the Argentine Government has been mandating since March 19, 2020 in the wake of the global pandemic unleashed by the COVID-19 described in Note 1.3., these consolidated condensed interim financial statements and the financial statements published in the preceding period, ended in March 2020, are pending transcription into the Financial Statements for Reporting Purposes book, while the accounting entries corresponding to January through June 2020 are in the process of being transcribed to the Journal.

58.	Subsequent events

Pursuant to the provisions of Decrees No. 141/20 and 193/20, on July 17, 2020, the Bank exchanged dollar-denominated Lelinks for a face value of 224,675,000, whose original maturity of December 4, 2019 had been extended, for the following securities:

-

Argentine Treasury bonds in pesos adjusted by CER + 1.4% due March 25, 2023 (BONCER 2023) for a face value of 2,675,346,340, with interest payable semi-annually and principal repayable in full upon maturity; and

-

Argentine Treasury Bonds in pesos adjusted by CER + 1.5% due March 25, 2024 (BONCER 2024) for a face value of 6,240,472,351, with interest payable semi-annually and principal repayable in full upon maturity.

The bonds received in exchange will be measured at fair value through OCI.

In addition, in connection with Play Digital S.A., on July 17, 2020, the irrevocable contribution on account of future share subscriptions for 2,500, which was outstanding as of such date, was fully paid.

On July 15, 2020, the Bank received a proposal from the above referred company to make an irrevocable contribution on account of future share subscriptions for 13,750, which was accepted and subsequently transferred on July 20, 2020.

Moreover, on July 23, 3030, Play Digital S.A.’s first General Extraordinary Shareholders’ Meeting was held, whereby it was resolved to allow Banco Macro S.A. to join as new sponsor in addition to the existing members, i.e. Banco BBVA Argentina S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. Therefore, the Bank’s equity interest in Play Digital S.A. was reduced to 25%, down from 33% (as mentioned in Note 17).

No other events or transactions have occurred between period end and the date of these financial statements which may significantly affect the Entity’s financial position or results of operations as of June 30, 2020.

59.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

Account	06.30.20	12.31.19
COMMERCIAL PORTFOLIO
Normal performance	103,883,540	85,415,254

Preferred collaterals and counter-guarantees “A”	388,999	311,655
Preferred collaterals and counter-guarantees “B”	357,648	803,423
No preferred collaterals and counter-guarantees	103,136,893	84,300,176
With special follow-up	215,520	2,211

Under observation	215,520	2,211
Preferred collaterals and counter-guarantees “A”	43,267	—
Preferred collaterals and counter-guarantees “B”	15,882	1,403
No preferred collaterals and counter-guarantees	156,371	808
Troubled	657,608	1,055,465

No preferred collaterals and counter-guarantees	657,608	1,055,465
With high risk of insolvency	16,859	310,711

Preferred collaterals and counter-guarantees “B”	—	181,963
No preferred collaterals and counter-guarantees	16,859	128,748
Uncollectible	656,613	3,189,993

Preferred collaterals and counter-guarantees “A”	9,926	11,275
Preferred collaterals and counter-guarantees “B”	163,512	11,907
No preferred collaterals and counter-guarantees	483,175	3,166,811

TOTAL	105,430,140	89,973,634

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

Account	06.30.20	12.31.19
CONSUMER AND HOUSING PORTFOLIO
Normal performance	147,696,524	140,421,619

Preferred collaterals and counter-guarantees “A”	79,808	52,906
Preferred collaterals and counter-guarantees “B”	22,618,148	24,420,792
No preferred collaterals and counter-guarantees	124,998,568	115,947,921
Low risk	1,070,929	2,602,070

Preferred collaterals and counter-guarantees “A”	—	1,076
Preferred collaterals and counter-guarantees “B”	211,776	389,474
No preferred collaterals and counter-guarantees	859,153	2,211,520
Low risk—with special follow-up	57,486	—

No preferred collaterals and counter-guarantees	57,486	—
Medium risk	1,719,656	2,041,060

Preferred collaterals and counter-guarantees “A”	13	—
Preferred collaterals and counter-guarantees “B”	109,619	112,081
No preferred collaterals and counter-guarantees	1,610,024	1,928,979
High risk	657,252	1,603,624

Preferred collaterals and counter-guarantees “A”	—	610
Preferred collaterals and counter-guarantees “B”	109,512	103,887
No preferred collaterals and counter-guarantees	547,740	1,499,127
Uncollectible	290,407	168,472

Preferred collaterals and counter-guarantees “A”	537	—
Preferred collaterals and counter-guarantees “B”	95,431	52,895
No preferred collaterals and counter-guarantees	194,439	115,577

TOTAL	151,492,254	146,836,845

TOTAL GENERAL	256,922,394	236,810,479

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	06.30.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	34,368,560	13.38%	24,767,153	10.46%
50 following largest customers	37,708,253	14.68%	27,545,125	11.63%
100 following largest customers	16,666,396	6.49%	15,661,238	6.61%
All other customers	168,179,185	65.45%	168,836,963	71.30%

TOTAL	256,922,394	100.00%	236,810,479	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2020

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Non-financial government sector	—	161	—	—	—	—	—	161
Financial sector	—	55,709	977,490	1,196,000	1,006,344	1,273,958	208,810	4,718,311
Non-financial private sector and residents abroad	3,637,679	93,552,971	48,930,905	25,487,420	32,232,313	29,134,608	39,944,526	272,920,422

TOTAL	3,637,679	93,608,841	49,908,395	26,683,420	33,238,657	30,408,566	40,153,336	277,638,894

(1)	These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	06.30.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	14,803,796	3.97%	12,353,621	3.70%
50 following largest customers	23,520,659	6.30%	19,345,668	5.79%
100 following largest customers	16,861,820	4.52%	15,237,916	4.56%
All other customers	318,073,837	85.21%	287,013,514	85.95%

TOTAL	373,261,212	100.00%	333,950,719	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2020

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL as of 06.30.2020
Deposits	349,264,176	22,052,805	4,079,086	1,330,761	62,449	—	376,789,277
Non.-financial government sector	5,338,996	143,257	6,556	—	—	—	5,488,809
Financial sector	299,603	—	—	—	—	—	299,603
Non-financial private sector and residents abroad	343,625,577	21,909,548	4,072,530	1,330,761	62,449	—	371,000,865
Derivative instruments	229,595	—	—	—	—	—	229,595
Other financial liabilities	24,427,094	417,484	516,340	535,291	798,050	1,678,130	28,372,389
Financing received from the BCRA and other financial institutions	3,791,574	887,663	182,889	539,777	204,710	877,399	6,484,012
Corporate bonds issued	58,818	1,200,700	3,049,583	159,550	—	—	4,468,651

TOTAL	377,771,257	24,558,652	7,827,898	2,565,379	1,065,209	2,555,529	416,343,924

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 AND FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

Accounts	Balances at the beginning of the year	Increases			Decreases
					Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 06.30.20
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,029,011	77,731	(1	)(3)	—	—	(125,010)	981,732
- For administrative, disciplinary and criminal penalties	5,680	—	(1)		—	—	(680)	5,000
- Provisions for reorganization	2,244,727	492,709	(1)		94,541	646,140	(265,068)	1,731,687
- Provisions for termination plans	72,977	25,612	(1)		—	—	(8,733)	89,856
- Other	8,856,245	586,677	(1	)(2)	8,860	152,912	(1,089,404)	8,191,746

TOTAL PROVISIONS	12,208,640	1,182,729			103,401	799,052	(1,488,895)	11,000,021

(1)	See Note 27.
(2)

It includes decreases of 258 and 98 for reclassifications conducted by PSA Finance Argentina Compañía Financiera S.A. and BBVA Asset Management Argentina S.A., respectively. In addition, it includes an increase of 3,781 corresponding to the subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded in Administrative Expenses.

(3)	It includes an increase of 1,414 corresponding to the foreign exchange difference of provisions in foreign currency for contingent commitments.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS—ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH GROUP “A” SUBSIDIARIES

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 AND

FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.19	ECL for the following 12 months	FI with significant increases of credit risk	FI with credit impairment	Monetary income (loss) generated by allowances	Balances as of 06.30.20
Other financial assets	257,073	3,559	—	10,782	(33,244)	238,170
Loans and other financing	12,741,174	233,392	1,259,610	(2,080,127)	(1,612,694)	10,541,355
Other financial institutions	145,253	(27,598)	(60,459)	(1,298)	(14,200)	41,698
Non-financial private sector and residents abroad	12,595,921	260,990	1,320,069	(2,078,829)	(1,598,494)	10,499,657
Overdrafts	738,302	467,780	1,285,862	71,792	(168,500)	2,395,236
Instruments	1,039,842	284,125	(431,535)	(82,568)	(85,113)	724,751
Mortgage loans	160,987	(55,438)	(19,117)	163,013	(25,009)	224,436
Pledge loans	35,433	(6,987)	(9,788)	13,755	(4,270)	28,143
Consumer loans	1,536,822	(278,744)	(204,354)	87,293	(170,245)	970,772
Credit card loans	3,851,241	(736,691)	(13,958)	(106,022)	(415,496)	2,579,074
Financial leases	142,354	(24,200)	(19,084)	(34,360)	(14,274)	50,436
Other	5,090,940	611,145	732,043	(2,191,732)	(715,587)	3,526,809
Other debt securities	777	(600)	—	—	(94)	83
Contingent commmitments	1,029,011	130,641	(26,878)	(17,489)	(133,553)	981,732

TOTAL ALLOWANCES	14,028,035	366,992	1,232,732	(2,086,834)	(1,779,585)	11,761,340

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS—ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH GROUP “B” SUBSIDIARIES

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 AND

FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

			Decreases
Accounts	Balances as of 12.31.19	Increases	Reversals	Monetary income (loss) generated by allowances	Balances as of 06.30.20
Loans and other financing	201,836	61,209	(7,440)	(26,251)	229,354
Non-financial private sector and residents abroad	201,836	61,209	(7,440)	(26,251)	229,354
Pledge loans	186,745	57,804	(6,763)	(22,835)	214,951
Financial leases	3,315	232	(455)	(468)	2,624
Other	11,776	3,173	(222)	(2,948)	11,779

TOTAL ALLOWANCES	201,836	61,209	(7,440)	(26,251)	229,354

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ REVIEW REPORT ON CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Banco BBVA Argentina S.A. Registered office: Av. Córdoba 111 City of Buenos Aires Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the accompanying condensed interim consolidated financial statements of Banco BBVA Argentina S.A. (the “Entity”) and its subsidiaries, which include the condensed consolidated statement of financial position as of June 30, 2020, the condensed consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the six-month period then ended, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”) and, particularly, for interim financial statements, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to issue a conclusion on these condensed interim consolidated financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed interim consolidated financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to conclude that the accompanying condensed interim consolidated financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in conformity with the accounting standards established by the BCRA, described in Note 2 to the consolidated financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the information disclosed in the accompanying condensed interim consolidated financial statements:

a)

As explained in Note 2 to the accompanying consolidated financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.

As explained in note 2.a), in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in section 5.5 of IFRS 9, excluding from its scope debt instruments of the nonfinancial public sector, Had the impairment model set forth in section 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 5,078,544 thousand and $ 4,101,784 thousand as of June 30, 2020 and December 31, 2019, respectively, Furthermore, in accordance with Communication “A” 6938, the BCRA postponed the application of the impairment model set forth in section 5.5 of IFRS 9 until the fiscal years commencing on or after January 1, 2021 for Group “B” entities (entities consolidated by the Entity), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA,

ii.

As explained in Notes 2.b) and 16, by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest were recorded in “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the Company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/1019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest, The accounting criterion applied implies a departure from the provisions of IFRS 9 about the measurement of equity instruments at fair value,

iii.

As explained in Note 2.c), the financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions,

b)

As indicated in note 5 to the accompanying consolidated financial statements, and by virtue of BCRA Communications “A” 6778 and 6651, as from January 1, 2020, the Entity has adopted the changes in its accounting policies derived from the implementation of IFRS 9 in order to recognize impairment of its financial assets, excluding debt instruments of the nonfinancial public sector, and IAS 29 for the purposes of presenting the financial statements stated in the reporting currency at period-end. Such changes are applied retroactively from January 1, 2019 as provided for by the regulatory authorities, which implies changes to the financial statements filed as of December 31, 2018, June 30, 2019 and December 31, 2019, for comparative purposes, as disclosed in such note.

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)

The accompanying condensed interim consolidated financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal, considering the situation described in Note 57 to the condensed interim consolidated financial statements,

b)

As of June 30, 2020, as disclosed in Note 52 to the accompanying condensed interim consolidated financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV),

c)

We read the reporting summary (sections “Statement of financial position items”, “Statement of profit or loss items”, “Statement of cash flow items”, “Statistical data” and “Ratios”), and the additional information required by section 12 of Chapter III, Title IV of CNV regulations (compiled text), based on which, as far as it relates to our area of responsibility, we have no observations; and

d)

As of June 30, 2020, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $ 409,634,751, no amounts being due as of that date.

City of Buenos Aires, August 25, 2020.

KPMG

Mauricio G. Eidelstein

Partner

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	06.30.20	12.31.19
ASSETS
Cash and deposits in banks	4	112,163,420	177,365,335
Cash		50,468,422	53,075,290
Financial institutions and correspondents		61,694,998	124,290,045
Argentine Central Bank (BCRA)		57,571,480	122,061,263
Other in the country and abroad		4,123,518	2,228,782
Debt securities at fair value through profit or loss	5 and Exhibit A	9,755,562	4,691,369
Derivatives	6	1,056,899	3,456,075
Repo transactions	7	34,266,703	—
Other financial assets	8	5,085,598	3,979,562
Loans and other financing	9	232,515,757	211,082,015
Non-financial government sector		161	520
Argentine Central Bank (BCRA)		—	19,771
Other financial institutions		6,677,248	7,534,892
Non-financial private sector and residents abroad		225,838,348	203,526,832
Other debt securities	10	81,501,593	51,319,082
Financial assets pledged as collateral	11	10,748,311	6,727,843
Investments in equity instruments	13 and Exhibit A	1,804,838	2,335,322
Investments in subsidiaries and associates	14	4,252,501	4,057,846
Property and equipment	15	28,227,832	29,576,745
Intangible assets	16	1,067,177	884,722
Deferred income tax assets		4,884,609	5,018,900
Other non-financial assets	17	4,663,648	4,710,917
Non-currrent assets held for sale	18	188,518	188,518

TOTAL ASSETS		532,182,966	505,394,251

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	06.30.20	12.31.19
LIABILITIES
Deposits	19 and Exhibit H	372,467,576	333,296,133
Non-financial government sector		5,463,392	3,337,522
Financial sector		385,228	209,753
Non-financial private sector and residents abroad		366,618,956	329,748,858
Liabilities at fair value through profit or loss	20	—	659,752
Derivatives	6	229,595	3,490,662
Other financial liabilities	21	27,576,553	32,057,526
Financing received from the BCRA and other financial institutions	22	572,570	3,911,221
Corporate bonds issued	23	2,947,894	5,442,000
Current income tax liabilities	12 a)	3,160,741	8,975,982
Provisions	Exhibit J	10,928,879	12,111,399
Other non-financial liabilities	24	21,222,137	18,713,278

TOTAL LIABILITIES		439,105,945	418,657,953

EQUITY
Share capital	26	612,710	612,710
Non-capitalized contributions		22,016,761	22,016,761
Capital adjustments		15,451,936	15,451,936
Reserves		82,447,925	49,780,776
Retained earnings		(26,972,904)	(19,052,368)
Other accumulated comprehensive income/(loss)		(6,233,336)	(9,376,218)
Income for the period/year		5,753,929	27,302,701

TOTAL EQUITY		93,077,021	86,736,298

TOTAL LIABILITIES AND EQUITY		532,182,966	505,394,251

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 06.30.20	Accumulated as of 06.30.19	Quarter from 04.01.20 to 06.30.20	Quarter from 04.01.19 to 06.30.19
Interest income	27	45,666,153	63,748,639	21,128,972	33,804,687
Interest expense	28	(13,905,149)	(28,825,453)	(5,952,222)	(14,694,028)

Net interest income		31,761,004	34,923,186	15,176,750	19,110,659

Commission income	29	11,579,966	12,322,157	5,974,507	6,267,168
Commission expenses	30	(6,662,705)	(7,346,962)	(2,972,025)	(3,559,832)

Net commission income		4,917,261	4,975,195	3,002,482	2,707,336

Net income from financial instruments at fair value through profit or loss	31	2,189,156	6,873,829	1,214,306	2,985,353
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	(2,200,596)	(60,394)	(2,066,768)	(53,794)
Foreign exchange and gold gains	33	2,800,442	3,993,485	1,496,052	1,914,031
Other operating income	34	2,274,565	11,976,631	1,163,637	6,429,006
Loan loss allowances		(4,291,346)	(4,296,574)	(2,610,261)	(2,594,008)

Net operating income		37,450,486	58,385,358	17,376,198	30,498,583

Personnel benefits	35	(8,453,298)	(9,146,125)	(3,869,641)	(4,733,513)
Administrative expenses	36	(7,464,948)	(6,842,644)	(3,754,517)	(3,525,979)
Depreciation and amortization	37	(1,699,205)	(1,992,016)	(836,978)	(696,436)
Other operating expenses	38	(5,818,123)	(13,649,188)	(2,697,273)	(8,912,355)

Operating income		14,014,912	26,755,385	6,217,789	12,630,300

Income from associates and joint ventures		356,305	300,186	277,314	348,549
Gain (loss) on net monetary position		(4,493,807)	(7,178,536)	(2,067,686)	(2,013,708)

Income before income tax		9,877,410	19,877,035	4,427,417	10,965,141

Income tax	12 b)	(4,123,481)	(6,182,717)	(1,917,900)	(2,402,578)

Income for the period		5,753,929	13,694,318	2,509,517	8,562,563

Notes and exhibits are an integral part of these financial statements.

EARNINGS PER SHARE

AS OF JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	06.30.20	06.30.19
Numerator:
Net income attributable to owners of the Parent	5,753,929	13,694,318
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	5,753,929	13,694,318
Denominator:
Weighted average of outstanding common shares for the period	612,696,260	612,659,638
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,696,260	612,659,638
Basic earnings per share (stated in thousands of pesos)	9.3912	22.3522
Diluted earnings per share (stated in thousands of pesos) (1)	9.3912	22.3522

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

	Accumulated as of 06.30.20	Accumulated as of 06.30.19	Quarter from 04.01.20 to 06.30.20	Quarter from 04.01.19 to 06.30.19
Income for the period	5,753,929	13,694,318	2,509,517	8,562,563
Other comprehensive income components to be reclassified to income/(loss) for the period:
Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/(loss) on the Share in OCI from associates and joint ventures at equity method	(36,228)	(54,625)	(16,075)	(9,907)

	(36,228)	(54,625)	(16,075)	(9,907)

Profit or losses from financial instruments at fair value through OCI
Income for the period on financial instruments at fair value through OCI	2,357,132	(3,272,959)	1,162,111	(5,500,815)
Reclassication adjustment for the period	2,200,596	60,394	2,066,768	53,793
Income tax	(1,367,318)	960,156	(1,287,193)	791,355

	3,190,410	(2,252,409)	1,941,686	(4,655,667)

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Income/(loss) for the period on equity instruments at fair value through OCI	(16,142)	12,052	326	12,052
Income tax	4,842	—	(98)	—

	(11,300)	12,052	228	12,052

Total Other Comprehensive Income for the period	3,142,882	(2,294,982)	1,925,839	(4,653,522)

Total comprehensive income	8,896,811	11,399,336	4,435,356	3,909,041

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

	2020									2019
	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total	Total
Restated balances at the beginning of the year	612,710	22,016,761	15,451,936	(9,425,462)	49,244	11,752,575	38,028,201	10,560,184	89,046,149	76,705,286
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5. (See Note 5.2.c. to the consolidated interim financial statements)	—	—	—	—	—	—	—	(2,309,851)	(2,309,851)	(343,682)

Adjusted balance at the beginning of the year	612,710	22,016,761	15,451,936	(9,425,462)	49,244	11,752,575	38,028,201	8,250,333	86,736,298	76,361,604

Total comprehensive income for the period
- Income for the period	—	—	—	—	—	—	—	5,753,929	5,753,929	13,694,318
- Other comprehensive income for the period	—	—	—	3,190,410	(47,528)	—	—	—	3,142,882	(2,294,982)
- Distribution of Unappropriated retained earnings as per Shareholders’ Resolution dated May 15, 2020 and April 24, 2019
Legal reserve	—	—	—	—	—	7,044,647	—	(7,044,647)	—	—
Cash dividends (1)	—	—	—	—	—	—	(2,556,088)	—	(2,556,088)	(3,637,572)
Optional reserve	—	—	—	—	—	—	28,178,590	(28,178,590)	—	—

Balances at fiscal period-end	612,710	22,016,761	15,451,936	(6,235,052)	1,716	18,797,222	63,650,703	(21,218,975)	93,077,021	84,123,368

(1)	It represents $ 4.17 per share.

Notes and exhibits are an integral part of these financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	06.30.20	06.30.19
Cash flows from operating activities
Income before Income Tax	9,877,410	19,877,035
Adjustment for total monetary income for the period	4,493,807	7,178,536
Adjustments to obtain cash flows from operating activities:	1,164,877	1,198,402
Depreciation and amortization	1,699,205	1,992,016
Loan loss allowance	4,291,346	4,296,574
Effect of foreign exchange changes on cash	(5,489,916)	(2,664,429)
Income/(loss) from sale of Prisma Medios de Pagos S.A.	—	(4,411,429)
Other adjustments	664,242	1,985,670
Net increases from operating assets:	(131,850,710)	(72,966,380)
Debt securities at fair value through profit or loss	(1,969,777)	1,745,379
Derivatives	2,399,176	(1,813,465)
Repo transactions	(34,266,703)	8,450,410
Loans and other financing	(52,993,432)	(9,837,868)
Non-financial government sector	359	(282)
Other financial institutions	(2,573,311)	3,570,053
Non-financial private sector and residents abroad	(50,420,480)	(13,407,639)
Other debt securities	(36,959,522)	(71,782,813)
Financial assets pledged as collateral	(4,888,785)	(2,519,876)
Investments in equity instruments	181,580	(2,771,559)
Other assets	(3,353,247)	5,563,412
Net increases from operating liabilities:	77,219,994	33,229,067
Deposits	81,911,191	40,480,173
Non-financial government sector	2,125,870	3,112,145
Financial sector	551,308	(17,083)
Non-financial private sector and residents abroad	79,234,013	37,385,111
Liabilities at fair value through profit or loss	(659,752)	887,968
Derivatives	(3,261,067)	1,275,714
Repo transactions	—	(25,025)
Other liabilities	(770,378)	(9,389,763)
Income tax paid	(9,343,373)	(771,381)

Total cash flows used in operating activities	(48,437,995)	(12,254,721)

SEPARATE STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	06.30.20	06.30.19
Cash flows from investing activities:
Payments:	(790,552)	(1,668,282)
Purchase of property and equipment, intangible assets and other assets	(790,552)	(1,668,282)
Collections:	475,095	2,982,706
Sale of investments in equity instruments	—	2,830,936
Other collections related to investing activities	475,095	151,770

Total cash flows (used in)/generated by investing activities	(315,457)	1,314,424

Cash flows from financing activities
Payments:	(3,543,967)	(4,951,246)
Dividends	—	(3,637,572)
Non-subordinated corporate bonds	(2,877,043)	(881,685)
BCRA	(296)	—
Financing from local financial institutions	(454,011)	—
Leases	(212,617)	(431,989)
Collections:	—	2,844,318
Non-subordinated corporate bonds	—	2,510,598
BCRA	—	445
Financing from local financial institutions	—	333,275

Total cash flows used in financing activities	(3,543,967)	(2,106,928)

Effect of exchange rate changes on cash balances	5,489,916	2,664,429
Effect of monetary income (loss) on cash	(18,394,412)	(32,949,722)

Total changes in cash flows	(65,201,915)	(43,332,518)

Restated cash at the beginning of the year (Note 4)	177,365,335	173,174,830

Cash at fiscal period-end (Note 4)	112,163,420	129,842,312

Notes and exhibits are an integral part of these financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Stated in thousands of pesos)

1.	Basis for the preparation of the separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, Banco BBVA Argentina S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above, and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These condensed interim financial statements as of June 30, 2020 and for the six-month period ended on that date were prepared in accordance with the regulations issued by the BCRA which provide that financial institutions under its supervision shall be required to present financial statements prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial public sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders’ equity as of June 30, 2020 and December 31, 2019 would have been reduced by 5,078,544 and 4,101,784, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA handed down Communication “A” 6938 deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years commencing on or after January 1, 2021 for Group “B” entities (the Entity’s subsidiaries), which would remain subject to the impairment model established by the BCRA through Communication “A” 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of June 30, 2020 and December 31, 2019 (see Note 16 to the consolidated interim financial statements).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be afforded to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,078 and 6,187,516 as of June 30, 2020 and December 31, 2019, respectively.

As stated in Note 2 to the consolidated financial statements, the above mentioned circumstances result in a departure from the IFRS which has a significant impact and may distort the information provided in these separate financial statements.

Since the current reporting period is an interim period, the Bank has opted for presenting condensed information, in accordance with the guidelines set forth in IAS 34 “Interim financial information”. Accordingly, these interim financial statements do not include all the information required for full annual financial statements prepared under IFRS. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2019. However, these financial statements contain notes describing the events and transactions deemed material to understand the changes in the Entity’s financial position subsequent to December 31, 2019.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Functional and presentation currency (Note 3 to the consolidated condensed interim financial statements)

•	Accounting judgment and estimates (Note 4 to the consolidated condensed interim financial statements)

•	Significant accounting policies (Note 5 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries.

•	IFRS issued but not yet effective for Financial Institutions (Note 6 to the consolidated condensed interim financial statements)

•	Provisions (Note 27 to the consolidated condensed interim financial statements)

•	Fair values of financial instruments (Note 43 to the consolidated condensed interim financial statements)

•	Segment reporting (Note 44 to the consolidated condensed interim financial statements)

•	Subsidiaries (Note 45 to the consolidated condensed interim financial statements)

•	Deposits guarantee regime (Note 50 to the consolidated condensed interim financial statements)

•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets (Note 52 to the consolidated condensed interim financial statements)

•	Trust activities (Note 54 to the consolidated condensed interim financial statements)

•	Mutual funds (Note 55 to the consolidated condensed interim financial statements)

•	Penalties and administrative proceedings initiated by the BCRA (Note 56 to the consolidated condensed interim financial statements)

•	Accounting records (Note 57 to the consolidated condensed interim financial statements)

•	Subsequent events (Note 58 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

Except as described in Note 5 to the consolidated condensed interim financial statements, the Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements as of December 31, 2019, in all the periods presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all the entities controlled by the Bank. The Bank owns a controlling interest in an entity when it is exposed to, or has rights over, the variable returns from its interest in the company, and has the power to affect the changes in such yields. The Bank reevaluates if its control is maintained when there are changes in any of the conditions mentioned.

Interests in Subsidiaries are measured using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank’s share in profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

The interim financial statements as of June 30, 2020 of the subsidiaries BBVA Asset Management Argentina S.A., and Consolidar Administradora de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present information on a homogeneous basis.

The financial statements of Rombo Compañía Financiera S.A., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared considering the financial reporting framework set forth by the BCRA for Group “B” financial institutions, which does not consider the model set forth in paragraph 5.5 “Impairment” of IFRS 9 until the fiscal years commencing on or after January 1, 2021 as stated in note 2 to these financial statements.

4.	Cash and deposits in banks

	06.30.20	12.31.19
BCRA - Current account	57,571,480	122,061,263
Cash	50,468,422	53,075,290
Balances with other local and foreign institutions	4,123,518	2,228,782

TOTAL	112,163,420	177,365,335

5.	Debt securities at fair value through profit or loss

	06.30.20	12.31.19
BCRA Bills	9,644,042	4,526,120
Private securities - Corporate bonds	111,287	106,327
Government securities	233	58,922

TOTAL	9,755,562	4,691,369

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Statement of financial position in the item “Derivative instruments” and changes in fair values were recognized in the Statement of Income in the item “Net income from measurement of financial instruments at fair value through profit or loss”.

As of June 30, 2020, the Bank has accounted for premiums from put options taken in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer as of December 30, 2021. Such equity interest was measured at fair value, as calculated by management in reliance of a report prepared by independent appraisers (Note 43 to the consolidated condensed interim financial statements).

Breakdown is as follows:

Assets

	06.30.20	12.31.19
Premiums for put options taken - Prisma Medios de Pago S.A.	685,000	778,114
Debit balances linked to foreign currency forwards pending settlement in pesos	371,899	2,677,961

TOTAL	1,056,899	3,456,075

Liabilities

	06.30.20	12.31.19
Credit balances linked to foreign currency forwards pending settlement in pesos	216,691	3,324,377
Credit balances linked to interest rate swaps	12,904	166,285

TOTAL	229,595	3,490,662

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and euros, as applicable, as well as the base value of interest rate swaps are reported below.

	06.30.20	12.31.19
Foreign currency forwards
Foreign currency forward purchases - Euros	—	35
Foreign currency forward sales - Euros	1,229	1,804
Foreign currency forward purchases - US$	450,209	618,497
Foreign currenct forward sales - US$	655,601	620,956
Interest rate swaps
Fixed rate for floating rate	500,020	1,500,050

(1)	Floating rate: Badlar Rate, interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	06.30.20	12.31.19
Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	34,266,703	—

TOTAL	34,266,703	—

8.	Other financial assets

Breakdown of other financial assets is as follows:

	06.30.20	12.31.19
Measured at amortized cost
Other receivables	3,049,162	1,491,016
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	2,196,125	2,209,097
Non-financial debtors from spot transactions pending settlement	45,228	31,556
Financial debtors from spot transactions pending settlement	—	287,985
Other	9,168	192,795

	5,299,683	4,212,449

Allowance for loans losses (Exhibit R)	(214,085)	(232,887)

TOTAL	5,085,598	3,979,562

9.	Loans and other financing

The Bank keeps loans and other financing under a business model with the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	06.30.20	12.31.19
Non-financial government sector	161	520
BCRA	—	19,771
Other financial institutions	6,771,373	7,696,961
Overdrafts	31,129,319	16,354,370
Discounted instruments	11,122,710	14,013,137
Unsecured instruments	12,559,350	12,904,813
Instruments purchased	252,547	—
Mortgage loans	15,682,219	16,075,088
Pledge loans	1,355,290	1,532,629
Consumer loans	23,719,386	26,733,790
Credit Cards	77,013,514	81,861,970
Loans for the prefinancing and financing of exports	21,808,380	20,783,154
Receivables from finance lease	1,322,909	1,984,154
Loans to personnel	1,918,063	1,944,969
Other financing	38,427,379	21,935,030

	243,082,600	223,840,356

Allowance for loan losses (Exhibit R)	(10,566,843)	(12,758,341)

TOTAL	232,515,757	211,082,015

Finance leases

The Bank entered into finance leases related to vehicles, machinery and equipment.

The following table shows the total gross investment of finance leases (leasing) and the current value of minimum payments to be received thereunder:

	06.30.20		12.31.19
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Up to 1 year	1,005,137	763,256	1,045,290	1,041,846
From 1 to 5 years	751,002	559,653	945,629	942,308

TOTAL	1,756,139	1,322,909	1,990,919	1,984,154

Principal		1,302,109		1,961,126
Interest accrued		20,800		23,028

TOTAL		1,322,909		1,984,154

A breakdown of loans and other financing according to credit quality standing pursuant to the standards applicable issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	06.30.20	12.31.19
Total Exhibit B and C	244,767,834	224,666,393
Plus:
BCRA	—	19,771
Loans to personnel	1,918,063	1,944,969
Interest and other items accrued receivable from financial assets with credit value impairment	138,614	—
Less:
Allowance for loan losses (Exhibit R)	(10,566,843)	(12,758,341)
Adjustments for effective interest rate	(295,547)	(401,831)
Corporate bonds	(17,901)	(110,608)
Loan commitments	(3,428,463)	(2,278,338)

Total loans and other financing	232,515,757	211,082,015

As of June 30, 2020 and December 31, 2019, the Bank holds the following contingent transactions booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.20	12.31.19
Overdrafts and receivables agreed not used	2,265,962	353,676
Guarantees granted	800,843	575,105
Liabilities related to foreign trade transactions	90,198	1,005,231
Secured loans	271,460	344,326

	3,428,463	2,278,338

Risks related to the aforementioned contingent transactions are evaluated and controlled within the framework of the Bank’s credit risks policy.

10.	Other debt securities

a)	Financial assets measured at amortized cost

	06.30.20	12.31.19
Corporate bonds under credit recovery transactions	83	94

	83	94

Allowance for loan losses - Private securities (Exhibit R)	(83)	(94)

TOTAL	—	—

b)	Financial assets measured at fair value through OCI

	06.30.20	12.31.19
BCRA Liquidity Bills	67,672,383	33,029,164
Government securities	13,829,210	18,210,915
Private securities - Corporate bonds	—	79,686

	81,501,593	51,319,765

Allowance for loan losses - Private securities (Exhibit R)	—	(683)

TOTAL	81,501,593	51,319,082

11.	Financial assets pledged as collateral

As of June 30, 2020 and December 31, 2019, the Entity delivered the financial assets listed below as collateral:

		06.30.20	12.31.19
Guarantee trust - Government securities and BCRA Bills at fair value through OCI	(4)	5,565,523	—
BCRA - Special guarantee accounts (Note 42)	(1)	2,508,376	3,212,288
Deposits as collateral	(3)	2,454,666	3,437,925
Guarantee Trust - Pesos	(2)	219,746	77,630

TOTAL		10,748,311	6,727,843

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.

(2)	The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)

The trust fund consists of dollar-linked Treasury Bills in pesos (Lelinks) pledged as collateral for activities related to transactions made in Mercado Abierto Electrónico S.A. (MAE) and Mercado a Término de Rosario S.A. (ROFEX).

12.	Income tax

a)	Current income tax liabilities

Breakdown is as follows:

	06.30.20	12.31.19
Income tax provision	5,281,515	9,950,432
Advances	(2,122,542)	(974,169)
Collections and withholdings	1,768	(281)

	3,160,741	8,975,982

b)	Income tax expense

Breakdown of income tax expense:

	06.30.20	12.31.19
Current tax	(5,351,666)	(7,515,829)
Deferred tax	1,228,185	1,333,112

	(4,123,481)	(6,182,717)

Pursuant to IAS 34, in interim periods income tax is recognized based on the best estimate of the weighted average effective tax rate expected by the Entity for the fiscal year.

The Bank’s effective rate for the six-month period ended June 30, 2020 was 42%, while for the six-month period ended June 30, 2019, it was 31%.

The policy on the recognition of income tax in interim periods is described in Note 15.c) to the consolidated condensed interim financial statements.

13.	Investments in equity instruments

Investments in equity instruments over which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss or at fair value through OCI. Breakdown is as follows:

13.1	Investments in equity instruments through profit or loss

	06.30.20	12.31.19
Prisma Medios de Pago S.A. (Note 16 to the consolidated condensed interim financial statements)	1,569,471	2,141,529
Private securities - Shares of other non-controlled companies	217,323	162,704

TOTAL	1,786,794	2,304,233

13.2	Investments in equity instruments through OCI

	06.30.20	12.31.19
Banco Latinoaméricano de Exportaciones S.A.	16,933	29,972
Other	1,111	1,117

TOTAL	18,044	31,089

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	06.30.20	12.31.19
PSA Finance Arg. Cía. Financiera S.A.	644,250	653,240
Rombo Cía. Financiera S.A.	713,726	747,089
Volkswagen Financial Services Compañía Financiera S.A.	1,250,452	1,154,061
Consolidar A.F.J.P. S.A. (en liquidación)	30,690	34,885
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	1,098,372	1,038,892
Interbanking S.A.	138,025	129,104
BBVA Consolidar Seguros S.A.	374,486	300,575
Play Digital S.A. (1)	2,500	—

TOTAL	4,252,501	4,057,846

(1)	See Note 17 to the consolidated condensed interim financial statements.

15.	Property and equipment

	06.30.20	12.31.19
Real estate	19,594,969	19,885,993
Furniture and facilities	4,155,191	4,476,788
Right of use of leased real estate (Note 25)	2,336,048	2,650,997
Machinery and equipment	1,669,876	2,159,880
Constructions in progress	438,434	365,227
Vehicles	33,314	37,860

TOTAL	28,227,832	29,576,745

Detailed information on assets and liabilities for leases as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to the separate condensed interim financial statements.

16.	Intangible assets

	06.30.20	12.31.19
Licenses - Software	1,067,177	884,722

TOTAL	1,067,177	884,722

17.	Other non-financial assets

Breakdown is as follows:

	06.30.20	12.31.19
Investment properties	1,588,402	1,609,691
Prepayments	1,516,961	1,578,266
Tax advances	996,076	646,004
Advances to suppliers of goods	257,805	270,708
Other miscellaneous assets	163,752	200,767
Assets acquired as security for loans	12,590	12,304
Advances to personnel	86,031	369,691
Other	42,031	23,486

TOTAL	4,663,648	4,710,917

18.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed on a plan to sell a group of real property assets located in Argentina. Such commitment was ratified at a Board meeting held on June 30, 2020. Therefore, these assets, the value of which, as of June 30, 2020 and December 31, 2019 amounts to 188,518, were classified as “Non-current assets held for sale”, continuing with the efforts to sell that group of assets.

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.20	12.31.19
Non-financial government sector	5,463,392	3,337,522
Financial sector	385,228	209,753
Non-financial private sector and residents abroad	366,618,956	329,748,858
Checking accounts	75,235,431	61,381,368
Savings accounts	172,547,863	167,919,745
Time deposits	110,768,929	94,914,272
Investment accounts	61,309	87
Other	8,005,424	5,533,386

TOTAL	372,467,576	333,296,133

20.	Liabilities at fair value through profit or loss

	06.30.20	12.31.19
Obligations from govermment securities transactions	—	659,752

TOTAL	—	659,752

21.	Other financial liabilities

	06.30.20	12.31.19
Obligations from financing of purchases	16,557,614	19,276,918
Collections and other transactions on behalf of third parties	3,032,618	3,636,325
Liabilities for leases (Note 25)	2,645,386	2,852,952
Payment orders pending credit	1,464,422	2,202,386
Credit balance for spot purchases pending settlement	77,013	136,073
Receivables from foreign currency spot purchases pending settlement	25,445	136,788
Commissions accrued payable	21,755	16,555
Interest accrued payable	—	111,784
Other	3,752,300	3,687,745

TOTAL	27,576,553	32,057,526

22.	Financing received from the BCRA and other financial institutions

	06.30.20	12.31.19
Local financial institutions	540,109	1,007,852
Foreign financial institutions	—	2,884,345
BCRA	32,461	19,024

TOTAL	572,570	3,911,221

23.	Corporate bonds issued

Below is a detail of the Bank’s corporate bonds in force as of June 30, 2020 and December 31, 2019.

Detail	Issuance date	Nominal value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 06.30.20	Outstanding securities as of 12.31.19
Class 24	12.27.2017	546,500	12.27.2020	Badlar Private + 4.25% annual nominal rate UVA +	Quarterly	476,500	598,069
Class 25	11.08.2018	784,334	11.08.2020	9.50% annual nominal rate	Quarterly	1,528,282	1,469,943
Class 27	02.28.2019	1,090,000	08.28.2020	Badlar Private + 6.25% annual nominal rate	Quarterly	891,000	1,012,116
Class 28	12.12.2019	2,234,550	06.12.2020	Badlar Private + 4% annual nominal	Quarterly	—	2,234,550

				Total principal		2,895,782	5,314,678
				Interest accrued		52,112	127,322

				Total principal and interest accrued		2,947,894	5,442,000

Definitions:

BADLAR RATE: it is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

UVA RATE: it is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

24.	Other non-financial liabilities

	06.30.20	12.31.19
Miscellaneous creditors	5,866,538	5,422,921
Short-term personnel benefits	3,999,610	4,660,960
Other collections and withholdings	3,618,053	3,486,759
Advances collected	2,936,662	2,961,096
Cash dividends payables (1)	2,500,000	—
Other taxes payable	975,424	1,334,511
For contract liabilities	567,312	435,922
Social security payment orders pending settlement	440,965	69,786
Long-term personnel benefits	310,110	335,904
Other	7,463	5,419

TOTAL	21,222,137	18,713,278

(1)	See Note 30 to the condensed consolidated interim financial statements.

25.	Leases

Bank as lessee

Below is a detail of the amounts of rights of use under leases and liabilities from leases in force as of June 30, 2020:

Rights of use under leases

	Initial			Depreciation				Residual
	value as of			Accumulated		For the	Accumulated	value as of
Account	01.01.2020	Increases	Decreases	as of 01.01.2020	Increases	period (1)	at period-end	06.30.20
Leased real property	3,286,997	54,934	66,904	636,000	2,470	305,449	938,979	2,336,048

(1)	Note 37

Liabilities from leases

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.20	12.31.19
Up to one year	103,733	28,132	131,865	89,231
From 1 to 5 years	1,335,629	165,335	1,500,964	1,393,696
More than 5 years	1,000,310	12,247	1,012,557	1,370,025

			2,645,386	2,852,952

Interest and exchange rate difference recognized in profit or loss

	06.30.20	06.30.19
Other operating expenses
Interest on liabilities from finance lease (Note 38)	(156,529)	(183,750)
Exchange rate difference
Exchange rate difference for finance lease (loss)	(320,396)	(289,063)
Other expenses
Leases (Note 36)	(761,424)	(512,324)

26.	Share capital

The information on the corporate stock is disclosed in Note 30 to the consolidated condensed interim financial statements.

27.	Interest income

	06.30.20	06.30.19
Interest on government securities	12,495,474	20,146,788
Interest on credit card loans	8,426,569	12,571,331
Interest on overdrafts	5,591,267	4,747,031
Interest on instruments	4,478,987	6,273,378
Interest on consumer loans	4,116,432	5,553,042
Acquisition Value Unit (UVA) clause adjustment	3,961,681	5,793,304
Interest on other loans	2,239,718	2,044,530
Premiums on reverse repurchase agreements	1,208,704	1,010,370
Interest on loans to the financial sector	1,151,940	2,068,378
Interest on loans for the prefinancing and financing of exports	707,977	1,961,292
Interest on mortgage loans	612,663	839,664
Interest on pledge loans	181,902	297,461
Interest on finance leases	179,121	369,420
Stabilization Coefficient (CER) clause adjustment	157,768	65,348
Interest on private securities	3,929	6,647
Other	152,021	655

TOTAL	45,666,153	63,748,639

28.	Interest expenses

	06.30.20	06.30.19
Time deposits	11,789,129	23,056,531
Other liabilities from financial transactions	1,106,062	2,193,144
Acquisition Value Unit (UVA) clause adjustments	463,974	1,114,726
Checking accounts deposits	403,867	2,271,703
Savings accounts deposits	119,585	135,109
Interfinancial loans received	13,685	30,880
Other	8,847	21,464
Premiums on reverse repurchase agreements	—	1,896

TOTAL	13,905,149	28,825,453

29.	Commission income

	06.30.20	06.30.19
Linked to liabilities	5,438,159	6,568,525
From credit cards	4,729,202	4,125,582
From insurance	596,260	679,955
From foreign trade and foreign currency transactions	462,236	596,390
Linked to loans	248,883	285,714
Linked to securities	104,232	65,029
From guarantees granted	994	962

TOTAL	11,579,966	12,322,157

30.	Commission expenses

	06.30.20	06.30.19
For credit and debit cards	5,651,087	5,588,553
For payment of salaries	364,962	516,066
For digital sales services	199,187	420,009
For foreign trade transactions	90,065	108,247
For promotions	35,730	67,999
Linked to transactions with securities	1,619	1,370
Other commission expenses	320,055	644,718

TOTAL	6,662,705	7,346,962

31.	Net income/(loss) from measurement of financial instruments carried at fair value through profit or loss

	06.30.20	06.30.19
Income from government securities	2,057,863	2,545,733
Income from foreign currency forward transactions	244,581	1,273,643
Income/(loss) from interest rate swaps	45,572	(509,930)
Income from corporate bonds	33,929	54,814
(Loss)/income from private securities	(190,579)	3,509,569
Other	(2,210)	—

TOTAL	2,189,156	6,873,829

32.	(Loss) /Income from writing down of financial assets at amortized cost and at fair value through OCI

	06.30.20	06.30.19
(Loss) from sale of government securities	(2,186,925)	(59,887)

TOTAL	(2,200,596)	(60,394)

33.	Foreign exchange and gold gains/(losses)

	06.30.20	06.30.19
Income from purchase-sale of foreign currency	2,196,450	4,732,234
Conversion of foreign currency assets and liabilities into pesos	603,992	(738,749)

TOTAL	2,800,442	3,993,485

34.	Other operating income

	06.30.20	06.30.19
Adjustments and interest on miscellaneous receivables	574,713	701,072
Rental of safe deposit boxes	476,848	409,629
Loans recovered	334,580	302,506
Debit and credit card commissions	118,854	459,124
Allowances reversed	96,971	67,632
Punitive interest	71,469	106,050
Income from sale of non-current assets held for sale	—	4,411,429
Other operating income	601,130	5,519,189

TOTAL	2,274,565	11,976,631

35.	Personnel benefits

	06.30.20	06.30.19
Salaries	5,295,559	5,591,674
Social security withholdings and contributions	1,486,697	1,573,923
Other short-term personnel benefits	1,310,904	1,519,805
Personnel services	165,192	171,396
Personnel compensation and bonuses	154,932	265,133
Termination personnel benefits (Exhibit J)	25,612	—
Other long-term personnel benefits	14,402	24,194

TOTAL	8,453,298	9,146,125

36.	Administrative expenses

	06.30.20	06.30.19
Taxes	1,837,150	1,841,220
Maintenance and repair costs	922,630	823,895
Administrative expenses	700,460	578,408
Rent (Note 25)	761,424	512,324
Armored transportation services	609,873	749,640
Electricity and communications	434,695	374,904
Other fees	350,654	346,994
Advertising	313,244	358,177
Security services	326,409	268,264
Insurance	80,461	79,428
Representation and travel expenses	43,672	86,198
Fees to Bank Directors and Supervisory Committee	24,364	10,254
Stationery and supplies	37,907	34,409
Other administrative expenses	1,022,005	778,529

TOTAL	7,464,948	6,842,644

37.	Depreciation and amortization

	06.30.20	06.30.19
Depreciation of property and equipment	1,293,776	1,435,893
Amortization of rights of use of leased real property (Note 25)	305,449	330,169
Amortization of intangible assets	84,919	222,973
Depreciation of other assets	15,061	2,981

TOTAL	1,699,205	1,992,016

38.	Other operating expenses

	06.30.20	06.30.19
Turnover tax	3,271,993	4,338,512
Reorganization expenses (Exhibit J)	492,709	268,769
Other allowances (Exhibit J)	657,244	6,236,909
Initial recognition of loans	277,040	1,189,383
Contribution to the Deposit Guarantee Fund	273,082	358,951
Interest on liabilities from leases (Note 25)	156,529	183,750
Claims	41,451	128,207
Other operating expenses	648,075	944,707

TOTAL	5,818,123	13,649,188

39.	Related parties

See Note 46 to the consolidated condensed interim financial statements.

40.	Restrictions to the payment of dividends

See Note 48 to the consolidated condensed interim financial statements regarding the restrictions to the payment of dividends.

41.	Restricted assets

As of June 30, 2020 and December 31, 2019, the Bank has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 217,770 as of June 30, 2020; Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 94,065; Treasury Bonds in pesos maturing on July 31, 2020 in the amount of 122,681 as of December 31, 2019, as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 10,748,311 and 6,727,843 as of June 30, 2020 and December 31, 2019, respectively.

42.	Minimum cash and minimum capital requirements

42.1	Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.20	12.31.19
Balances at the BCRA
Argentine Central Bank (BCRA) – current account not restricted	57,182,248	122,061,263
Argentine Central Bank (BCRA) – special guarantee accounts - restricted (Note 11)	2,508,376	3,212,288
Argentine Central Bank (BCRA) – social security special accounts - restricted	389,232	—

	60,079,856	125,273,551

Argentine Treasury Bond in pesos at fixed rate due on 11-21-2020	8,185,408	8,292,561
Argentine Treasury Bond in pesos at 22% fixed rate due on 05-21-2022	1,025,056	—
Liquidity Bills – B.C.R.A.	77,316,425	37,555,284

TOTAL	146,606,745	171,121,396

42.2	Minimum capital requirements

The breakdown of minimum capital requirements is as follows at the mentioned date:

Minimum capital requirement	06.30.20	06.30.19
Credit risk	22,633,481	24,710,199
Operational risk	7,445,313	6,535,376
Market risk	570,463	248,213

Paid-in	79,664,456	59,455,572

Surplus	49,015,199	27,961,784

43.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting frameworks set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book value 06.30.20	Book value 12.31.19	Position with no options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Government Securities—In pesos
Province of Rio Negro Debt Security, Floating rate, maturity 2021	42016	—	2	—	58,734	—	—	—
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	5493	135	1	135	—	135	—	135
Argentine Bond adjusted by CER in pesos. Maturity 07-22-2021	5495	50	1	50	—	50	—	50
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	5492	48	1	48	—	48	—	48

Subtotal Government Securities—In pesos		233		233	58,734	233	—	233

Government Securities—In foreign currency
Treasury Bonds in USD. Maturity 10-11-19	5291	—	2	—	188	—	—	—

Subtotal Government Securities—In foreign currency		—		—	188	—	—	—

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 01-02-2020	13551	—	2	—	4,526,120	—	—	—
BCRA Liquidity Bills in pesos. Maturity 07-16-2020	13619	7,869,718	2	7,869,718	—	7,869,718	—	7,869,718
BCRA Liquidity Bills in pesos. Maturity 07-14-2020	13618	1,774,324	2	1,774,324	—	1,774,324	—	1,774,324

Subtotal BCRA Bills		9,644,042		9,644,042	4,526,120	9,644,042	—	9,644,042

Private Securities
Corporate Bond FCA Financiera Series I UVA Maturity 11-05-20	53823	81,736	2	81,736	79,783	81,736	—	81,736
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	20,662	2	20,662	16,852	20,662	—	20,662
Corporate Bond Rombo Cia Financiera S.A. Class 40	52940	3,507	2	3,507	5,982	3,507	—	3,507
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	5,112	2	5,112	3,710	5,112	—	5,112

Subtotal Private Securities		111,017		111,017	106,327	111,017	—	111,017

Private Securities—In foreign currency
Corporate Bond YPF Class 9 in USD	54659	270	2	270	—	270	—	270

Subtotal Private Securities—In feoreign currency		270		270	—	270	—	270

TOTAL DEBT SECURITES AT FAIR VALUE THROUGH PROFIT OR LOSS		9,755,562		9,755,562	4,691,369	9,755,562	—	9,755,562

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book value 06.30.20	Book value 12.31.19	Position with no options	Options	Final position
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities—In pesos
Argentine Treasury Bond in pesos. Fixed rate. Maturity 11-21-2020	5330	8,185,408	2	8,185,408	8,292,561	8,185,408	—	8,185,408
Argentine Treasury Bond in pesos. 22% fixed rate. Maturity 05-21-2022	5496	1,025,056	2	1,025,056	—	1,025,056	—	1,025,056
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	5493	130,214	1	130,214	—	130,214	—	130,214
Argentine Treasury Bond adjusted by 1% CER in pesos. Maturity 08-05-2021	5359	120,002	1	120,002	—	120,002	—	120,002
Argentine Treasury Bond adjusted by CER in pesos. Maturity 07-22-2021	5315	118,680	1	118,680	118,840	118,680	—	118,680
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	5492	46,630	1	46,630	—	46,630	—	46,630
Treasury Bonds adjusted by 1.30% CER in pesos. Maturity 09-20-2022	5495	9,203	1	9,203	—	9,203	—	9,203
Treasury Bonds adjusted by 1.20% CER in pesos. Maturity 03-18-2022	5491	72	1	72	—	72	—	72
Capitalizable Treasury Bills in Pesos. Maturity 07-31-2020	5284	—	1	—	1,052,908	—	—	—
Capitalizable Treasury Bills in Pesos. Maturity 05-29-20	5341	—	2	—	403,824	—	—	—

Subtotal Government Securities—In pesos		9,635,265		9,635,265	9,868,133	9,635,265	—	9,635,265

Government Securities—In foreign currency
USD-Linked Treasury Bills. Maturity 12-04-19	5333	4,193,945	2	4,193,945	8,122,974	4,193,945	—	4,193,945
Treasury Bills in USD. Maturity 08-30-19	5283	—	1	—	219,808	—	—	—

Subtotal Government Securities—In foreign currency		4,193,945		4,193,945	8,342,782	4,193,945	—	4,193,945

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 07-21-2020	13620	20,932,518	2	20,932,518	—	20,932,518	—	20,932,518
BCRA Liquidity Bills in pesos. Maturity 07-07-2020	13616	18,665,435	2	18,665,435	—	18,665,435	—	18,665,435
BCRA Liquidity Bills in pesos. Maturity 07-28-2020	13622	18,557,492	2	18,557,492	—	18,557,492	—	18,557,492
BCRA Liquidity Bills in pesos. Maturity 07-23-2020	13621	4,181,180	2	4,181,180	—	4,181,180	—	4,181,180
BCRA Liquidity Bills in pesos. Maturity 07-14-2020	13618	3,252,928	2	3,252,928	—	3,252,928	—	3,252,928
BCRA Liquidity Bills in pesos. Maturity 07-08-2020	13617	2,082,830	2	2,082,830	—	2,082,830	—	2,082,830
BCRA Liquidity Bills in pesos. Maturity 01-07-2020	13554	—	2	—	20,552,410	—	—	—
BCRA Liquidity Bills in pesos. Maturity 01-08-2020	13555	—	2	—	12,476,754	—	—	—

Subtotal BCRA Bills		67,672,383		67,672,383	33,029,164	67,672,383	—	67,672,383

Private Securities—In foreign currency
Corporate Bond John Deere Credit Cia. Financiera S.A. Class XVIII	54266	—	2	—	79,686	—	—	—

Subtotal Private Securities		—		—	79,686	—	—	—

Subtotal Measured at Fair Value through OCI		81,501,593		81,501,593	51,319,765	81,501,593	—	81,501,593

MEASURED AT AMORTIZED COST
Private Securities—In pesos
Corporate Bond EXO. S.A.		83		83	94	83	—	83

TOTAL OTHER DEBT SECURITIES		81,501,676		81,501,676	51,319,859	81,501,676	—	81,501,676

EQUITY INSTRUMENTS
Local:
Private Securities—In pesos
Prisma Medios de Pago S.A.(1)		1,569,471	3	1,569,471	2,141,529	—	1,569,471	1,569,471
BYMA- Bolsas y Mercados Argentina share		94,875	1	94,875	91,301	94,875	—	94,875
Mercado de Valores de Bs. As. Share		122,435	1	122,435	71,403	122,435	—	122,435
Shares of other non-controlled companies		13	2	13	—	13	—	13
Other		226	2	226	262	226	—	226
Foreign:
Private Securities—In foreign currency
Other		17,818	2	17,818	30,827	17,818	—	17,818

TOTAL EQUITY INSTRUMENTS		1,804,838		1,804,838	2,335,322	235,367	1,569,471	1,804,838

(1)	The shareholding of Prisma Medios de Pago S.A. has put options taken over the total position (See note 9 to these Consolidated Financial Statements).

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL

PERFORMANCE AND GUARANTEES RECEIVED

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	06.30.20	12.31.19
COMMERCIAL PORTFOLIO
Normal performance	101,222,957	82,286,554

Preferred collaterals and counter-guarantees “A”	388,999	311,655
Preferred collaterals and counter-guarantees “B”	320,193	718,359
No preferred collaterals and counter-guarantees	100,513,765	81,256,540
With special follow-up	215,520	2,211

Under observation	215,520	2,211

Preferred collaterals and counter-guarantees “A”	43,267	—
Preferred collaterals and counter-guarantees “B”	15,882	1,403
No preferred collaterals and counter-guarantees	156,371	808
Troubled	657,608	1,055,465

No preferred collaterals and counter-guarantees	657,608	1,055,465
With high risk of insolvency	16,859	310,711

Preferred collaterals and counter-guarantees “B”	—	181,963
No preferred collaterals and counter-guarantees	16,859	128,748
Uncollectible	656,613	3,189,993

Preferred collaterals and counter-guarantees “A”	9,926	11,275
Preferred collaterals and counter-guarantees “B”	163,512	11,907
No preferred collaterals and counter-guarantees	483,175	3,166,811

TOTAL	102,769,557	86,844,934

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL

PERFORMANCE AND GUARANTEES RECEIVED

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	06.30.20	12.31.19
CONSUMER AND HOUSING PORTFOLIO
Normal performance	138,530,157	131,852,744

Preferred collaterals and counter-guarantees “A”	79,808	52,906
Preferred collaterals and counter-guarantees “B”	16,654,662	16,546,437
No preferred collaterals and counter-guarantees	121,795,687	115,253,401
Low risk	972,795	2,358,190

Preferred collaterals and counter-guarantees “A”	—	1,076
Preferred collaterals and counter-guarantees “B”	134,987	166,638
No preferred collaterals and counter-guarantees	837,808	2,190,476
Low risk—with special follow-up	57,486	—

No preferred collaterals and counter-guarantees	57,486	—
Medium risk	1,641,298	1,953,842

Preferred collaterals and counter-guarantees “A”	13	—
Preferred collaterals and counter-guarantees “B”	44,293	41,283
No preferred collaterals and counter-guarantees	1,596,992	1,912,559
High risk	581,157	1,534,550

Preferred collaterals and counter-guarantees “A”	—	610
Preferred collaterals and counter-guarantees “B”	45,730	45,446
No preferred collaterals and counter-guarantees	535,427	1,488,494
Uncollectible	215,384	122,133

Preferred collaterals and counter-guarantees “A”	537	—
Preferred collaterals and counter-guarantees “B”	30,379	12,309
No preferred collaterals and counter-guarantees	184,468	109,824

TOTAL	141,998,277	137,821,459

TOTAL GENERAL	244,767,834	224,666,393

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	06.30.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	34,368,560	14.04%	25,573,748	11.38%
50 following largest customers	40,251,131	16.44%	28,459,562	12.67%
100 following largest customers	15,677,394	6.41%	14,041,495	6.25%
All other customers	154,470,749	63.11%	156,591,588	69.70%

TOTAL	244,767,834	100.00%	224,666,393	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF JUNE 30, 2020

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government sector	—	161	—	—	—	—	—	161
Financial sector	—	1,496,970	1,660,391	1,404,941	1,281,300	1,772,488	275,498	7,891,588
Non-financial private sector and residents abroad	3,576,607	92,834,231	41,628,219	23,846,230	29,521,100	25,834,768	38,560,550	255,801,705

TOTAL	3,576,607	94,331,362	43,288,610	25,251,171	30,802,400	27,607,256	38,836,048	263,693,454

(1)	These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	06.30.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	14,199,240	3.81%	12,353,621	3.71%
50 following largest customers	23,383,008	6.28%	19,031,996	5.71%
100 following largest customers	16,990,512	4.56%	15,070,132	4.52%
All other customers	317,894,816	85.35%	286,840,384	86.06%

TOTAL	372,467,576	100.00%	333,296,133	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF JUNE 30, 2020

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	349,385,971	21,343,186	3,811,117	1,330,761	62,449	—	375,933,484
Non.-financial government sector	5,338,996	143,257	6,556	—	—	—	5,488,809
Financial sector	385,228	—	—	—	—	—	385,228
Non-financial private sector and residents abroad	343,661,747	21,199,929	3,804,561	1,330,761	62,449	—	370,059,447
Derivative instruments	229,595	—	—	—	—	—	229,595
Other financial liabilities	24,424,124	417,484	516,340	535,291	798,050	1,678,130	28,369,419
Financing received from the BCRA and other financial institutions	572,570	—	—	—	—	—	572,570
Corporate bonds issued	58,818	968,254	2,070,769	—	—	—	3,097,841

TOTAL	374,671,078	22,728,924	6,398,226	1,866,052	860,499	1,678,130	408,202,909

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 06.30.20
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,029,011	77,731	(1)(6)	—	—	(125,010)	981,732
- For administrative, disciplinary and criminal penalties	5,680	—	(4)	—	—	(680)	5,000
- Provisions for reorganization	2,244,727	492,709	(5)	94,541	646,140	(265,068)	1,731,687
- Provisions for termination plans	72,977	25,612	(2)	—	—	(8,733)	89,856
- Other	8,759,004	580,927	(3)	—	144,641	(1,074,686)	8,120,604

TOTAL PROVISIONS	12,111,399	1,176,979		94,541	790,781	(1,474,177)	10,928,879

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingences referred to private healthcare plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	Set up to cover administrative, disciplinary and criminal penalties.
(5)	See Note 27 to the consolidated condensed interim financial statements.
(6)	It includes an increase of 1,414 corresponding to the foreign exchange difference of provisions in foreign currency for contingent commitments.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

ACCOUNTS	TOTAL AS OF 06.30.20	AS OF 06.30.20 (per currency)				TOTAL AS OF 12.31.19
		Dollar	Euro	Real	Other
ASSETS
Cash and deposits in banks	87,018,963	84,087,702	2,734,443	26,969	169,849	99,568,684
Debt securities at fair value through profit or loss	270	270	—	—	—	189
Other financial assets	1,850,576	1,841,031	9,545	—	—	305,524
Loans and other financing	32,853,592	32,839,408	14,121	—	63	38,962,910
Non-financial government sector	8	8	—	—	—	159
Other financial institutions	1,178,394	1,178,394	—	—	—	556,377
Non-financial private sector and residents abroad	31,675,190	31,661,006	14,121	—	63	38,406,374
Other debt securities	4,193,945	4,193,945	—	—	—	8,421,671
Financial assets pledged as collateral	6,672,228	6,672,228	—	—	—	2,582,924
Investments in equity instruments	17,818	17,818	—	—	—	30,827

TOTAL ASSETS	132,607,392	129,652,402	2,758,109	26,969	169,912	149,872,729

LIABILITIES
Deposits	115,987,535	113,799,027	2,188,508	—	—	133,166,592
Non-financial government sector	2,315,964	2,315,964	—	—	—	1,654,887
Financial sector	48,205	47,591	614	—	—	47,188
Non-financial private sector and residents abroad	113,623,366	111,435,472	2,187,894	—	—	131,464,517
Liabilities at fair value through profit or loss	—	—	—	—	—	510,736
Other financial liabilities	7,838,599	7,492,516	313,566	—	32,517	8,728,401
Financing received from the BCRA and other financial institutions	543,832	543,832	—	—	—	3,465,235
Other non-financial liabilities	770,909	764,987	5,922	—	—	1,326,130

TOTAL LIABILITIES	125,140,875	122,600,362	2,507,996	—	32,517	147,197,094

EXHIBIT O

DERIVATIVES

AS OF JUNE 30, 2020

(stated in thousands of pesos)

Type of Contract	Purpose of the transactions	Underlying asset	Type of settlement	Scope of negotiation or counterparty	Weighted average term originally agreed	Residual weighted average term	Residual weighted average term	Amount
SWAPS	Financial transactions own account	—	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	2	—	49	500,020
REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	1	38,327,667
FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	4	2	1	36,403,972
FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS ABROAD FINANCIAL SECTOR	5	1	157	6,095,169
FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	3	2	94	40,837,537
OPTIONS	Financial transactions own account	Private securities	With delivery of underlying asset	OTC - Residents abroad	34	17	—	685,000

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS – ALLOWANCES FOR LOAN LOSSES

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.19	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetarty gain (loss) generated by allowances	Balances as of 06.30.20
Other financial assets	232,887	3,559	—	7,843	(30,204)	214,085
Loans and other financing	12,758,341	241,713	1,259,610	(2,080,127)	(1,612,694)	10,566,843
Other financial institutions	162,420	(19,277)	(60,459)	(1,298)	(14,200)	67,186
Non-financial private sector and residents abroad	12,595,921	260,990	1,320,069	(2,078,829)	(1,598,494)	10,499,657
Overdrafts	738,302	467,780	1,285,862	71,792	(168,500)	2,395,236
Instruments	1,039,842	284,125	(431,535)	(82,568)	(85,113)	724,751
Mortgage loans	160,987	(55,438)	(19,117)	163,013	(25,009)	224,436
Pledge loans	35,433	(6,987)	(9,788)	13,755	(4,270)	28,143
Consumer loans	1,536,822	(278,744)	(204,354)	87,293	(170,245)	970,772
Credit card loans	3,851,241	(736,691)	(13,958)	(106,022)	(415,496)	2,579,074
Finance leases	142,354	(24,200)	(19,084)	(34,360)	(14,274)	50,436
Other	5,090,940	611,145	732,043	(2,191,732)	(715,587)	3,526,809
Other debt securities	777	(600)	—	—	(94)	83
Contingent commitments	1,029,011	130,641	(26,878)	(17,489)	(133,553)	981,732

TOTAL ALLOWANCES	14,021,016	375,313	1,232,732	(2,089,773)	(1,776,545)	11,762,743

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ REVIEW REPORT ON SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the condensed interim separate financial statements of Banco BBVA Argentina S.A. (the “Entity”), which include the statement of financial position as of June 30, 2020, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the six-month period then ended, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”) and, particularly, for interim financial statements, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to issue a conclusion on these condensed interim separate financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed interim separate financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim separate financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework described in Note 2 to the accompanying financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying condensed interim separate financial statements:

a)

As explained in Note 2 to the accompanying separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.

As explained in note 2.a), in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in section 5.5 of IFRS 9, excluding from its scope debt instruments of the nonfinancial public sector, Had the impairment model set forth in section 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 5,078,544 thousand and $ 4,101,784 thousand as of June 30, 2020 and December 31, 2019, respectively, Furthermore, in accordance with Communication “A” 6938, the BCRA postponed the application of the impairment model set forth in section 5.5 of IFRS 9 until the fiscal years commencing on or after January 1, 2021 for Group “B” entities (entities consolidated by the Entity), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA,

ii.

As explained in Note 2.b), by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest were recorded in “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the Company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/1019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest, The accounting criterion applied implies a departure from the provisions of IFRS 9 about the measurement of equity instruments at fair value, and

iii.

As explained in Note 2.c), the financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions.

b)

As indicated in note 5 to the accompanying condensed interim financial statements, and by virtue of BCRA Communications “A” 6778 and 6651, as from January 1, 2020, the Entity has adopted the changes in its accounting policies derived from the implementation of IFRS 9 in order to recognize impairment of its financial assets, excluding debt instruments of the nonfinancial public sector, and IAS 29 for the purposes of presenting the financial statements stated in the reporting currency at period-end. Such changes are applied retroactively from January 1, 2019 as provided for by the regulatory authorities, which implies changes to the financial statements filed as of December 31, 2018, June 30, 2019 and December 31, 2019, for comparative purposes, as disclosed in such note.

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)

The accompanying condensed interim separate financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal, considering the situation described in Note 2 to the condensed interim financial statements,

b)

As of June 30, 2020, as disclosed in Note 2 to the accompanying financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV), and

c)

As of June 30, 2020, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $ 403,019,512, no amounts being due as of that date.

City of Buenos Aires, August 25, 2020

KPMG

Mauricio G. Eidelstein

Partner

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

1.	Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of June 30, 2020, which include the consolidated condensed statement of financial position, the consolidated condensed statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the six-month period then ended, and their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA as of June 30, 2020, which include the separate condensed statement of financial position, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows as of such date, and its related notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors KPMG, who, on August 25, 2020, issued their limited review report on the interim financial statements as of June 30, 2020, including an unqualified opinion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3.	Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in item 4, on the accompanying interim financial statements of BBVA for the six-month period ended June 30, 2020 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4.	Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i. as explained in note 2.a) to the consolidated and separate financial statements, in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in paragraph 5.5 of IFRS 9, excluding from its scope non-financial government sector debt instruments. Had the impairment model set forth in paragraph 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 5,078,544 thousand and $ 4,101,784 thousand as of June 30, 2020 and December 31, 2019, respectively. Furthermore, in accordance with Communication “A” 6938, the BCRA postponed the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until the fiscal years commencing on or after January 1, 2021 for Group “B” entities (entities consolidated by the Entity), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA.

ii. as explained in notes 2.b) to the consolidated and separate financial statements and 16 to the consolidated financial statements, in connection with the partial disposal of the equity interest in Prisma Medios de Pago S.A., the remaining portion was booked under “Investments in Equity Instruments,” and measured at fair value through profit or loss, based on a valuation report on such company prepared by an external appraiser, net of the valuation adjustment established by the BCRA in its Memorandum No. 7/2019 dated April 29, 2019. The accounting criterion applied constitutes a deviation from IFRS 9 as concerns the measurement of equity instrument at fair value, and

iii. as explained in note 2.c) to the consolidated and separate financial statements, they have been prepared considering the rules set forth in Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 in connection with the treatment to be given to uncertain tax positions.

As explained in note 5 to the consolidated and separate financial statements, and pursuant to the provisions of Communications “A” 6778 and 6651 issued by the BCRA, the Entity has adopted effective January 1, 2020, the changes in the accounting policies arising from the implementation of IFRS 9 as regards the recognition of the impairment of financial assets, excluding non-financial government sector debt instruments and IAS 29 as concerns the presentation of financial statements expressed in the measuring unit current at the reporting period end. Such changes are applied retrospectively as of January 1, 2019 as set forth by the BCRA, implying changes to the financial statements as of December 31, 2018, June 30, 2019 and December 31, 2019, presented for comparative purposes, which are described in such note.

5.	Information Required by Applicable Provisions

We hereby report that the figures disclosed in the accompanying financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and arise from the accounting records also pending transcription into the Daily Ledger, considering the situation described in Note 57 to the referred consolidated condensed interim financial statements and in Note 2 to the separate condensed interim financial statements.

Pursuant to the BCRA’s requirements, as of June 30, 2020, as it arises from note 52 to the consolidated condensed financial statements and note 2 to the separate interim financial statements, the Entity’s shareholders’ equity and minimum cash contra-account in eligible assets exceed the respective minimum required by the Argentine Securities Commission (CNV).

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550, including attending to Board of Directors’ meetings.

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, August 25, 2020.

ALEJANDRO MOSQUERA ATTORNEY C.P.A.C.F. Vol. 30 – Fol. 536 C.P.S.I. Vol. XXII – Fol. 433
On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL PERIOD ENDED

JUNE 30, 2020

(Consolidated, stated in thousands of pesos)

These consolidated condensed interim financial statements for the six-month period ended June 30, 2020 are prepared pursuant to the financial reporting framework established by the Argentine Central Bank (BCRA) pursuant to which entities under its supervision are required to submit financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial public sector which were temporarily excluded from the scope of such standard.

In addition, on March 19, 2020, the BCRA issued Communication “A” 6938 deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years commencing on or after January 1, 2021 for Group “B” entities (entities consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication “A” 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of June 30, 2020 and December 31, 2019 (see Note 16).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be given to uncertain tax positions.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of June 30, 2020 and December 31, 2019.

Information not Covered by the Review Report.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of June 30, 2020, the Entity’s total assets, liabilities and shareholders’ equity amounted to 542,079,684; 447,130,736; and 94,948,948, respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.7 million active customers as of June 30, 2020. That network includes 244 branches providing services to the retail segment and also to small and medium enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 881 ATMs, 857 self-service terminals, 15 in-company banks, two points of Customer service booths.

Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform, and a mobile banking app. As for its payroll, Banco BBVA Argentina S.A. has 6,186 employees, including 96 employees of BBVA Asset Management Argentina S.A., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (total effective employees, net of temporary replacements).

The loans portfolio net of allowances for loan losses totaled 243,225,858 pesos as of June 30, 2020, reflecting a decrease of 8.73% in the last twelve months.

As it relates to consumer loans, including personal loans, credit cards, mortgage loans and pledge loans, the latter have experienced the most remarkable increase due to the consolidation, having increased by 242.75% compared wiht the previous year. Excluding such loans, commercial loans have shown the most significant growth during the period, up by 12.07%, or 8,293,419.

BBVA Argentina S.A.’s consolidated market share in private-sector financing was 8.54% at period-end, based on the BCRA’s daily information (principal balance as of the last day of each quarter on a consolidated basis).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular performance/total financing) was 1.56%, with a coverage level (total allowances/irregular performance) of 269.38% as of June 30, 2020.

The total exposure for securities totaled 125,523,858 pesos as of June 30, 2020, including repos both with the BCRA and Argentina.

In terms of liabilities, customers’ resources totaled 373,260,112, with a 8.32% decrease over the last twelve months.

The consolidated market share of deposits to the private sector of Banco BBVA Argentina S.A. reached 6.50% at period-end, based on the daily information of the BCRA (principal balance as of the last day of each quarter).

Breakdown of changes in the main income/loss items:

Banco BBVA Argentina S.A. recorded an accumulated profit of 5,831,404 as of June 30, 2020, representing a return on average shareholders’ equity of 6.51%, a return on average assets of 1.04%, and a return on average liabilities of 1.24%.

Net accumulated interest income totaled 33,201,064, with a 5.17% reduction as compared to June 2019, mainly driven by a decrease in interest from government securities and interest from credit card loans, offset by a decrease in interest expenses for time deposits.

Net accumulated commission income totaled 5,085,222, dropping 3.58% compared to June 2019. This decrease is mainly due to lower income due to a smaller volume of transactions, commissions linked to liabilities (deposits), credit cards and foreign trade and currency transactions, offset by lower commission expenses for credit and debit cards.

Accumulated administrative expenses and personnel benefits totaled 16,257,952, a 1.22% growth in relation to those recorded for June 2019. The increase in personnel expenses is mainly a consequence of salary increases agreed with the union. The remaining expenses grow due to general increase in prices, currency depreciation and increase in utility rates.

Outlook

As of the date of publication of these results, Argentina is still undergoing a serious economic crisis, worsened by the COVID-19 pandemic in terms of activity and employment. Like most countries affected by the Covid-19, the Argentine Government has taken economic relief actions and has implemented a lockdown that is still in place, through at varying levels, according to the status of the affected areas throughout the country.

Against this backdrop, banking services have been designated as essential services. BBVA Argentina is accompanying its customers in this complex stage, making available to all of them the progress made by the Bank in terms of digitalization over the last years.

It should be noted that since the start of the pandemic, BBVA Argentina has prioritized its customers’ and employees’ safety, both in its branch network and headquarters. In the case of branches, the necessary safety measures have been taken, in line with the highest safety standards, to be able to interact whilst minimizing risks.

The Bank has shown great capacity to adapt to the new scenario: on the one hand, it has swiftly implemented all COVID-19 safeguard measures, making them available to its customers through all channels and being thus able to provide them with an efficient service during the pandemic. All this has been possible thanks to the investment made in digitalization during the past years, which has allowed both retail and corporate clients to enjoy the Bank’s full service offerings through digital channels.

At the closing of June 2020, digital customers and mobile customers accounted for 69% and 57%, respectively, of active customers.

The Bank will continue to actively monitor the impact of the pandemic on its businesses and financial position, in order to continue to service its customers in the safest and most efficient way possible. Meanwhile, it will seek to maintain a sound balance sheet in terms of liquidity and capital. To such end, it relies on transactional funding sources and its high organic capacity to generate capital, both of which are key aspects in uncertainty and volatility environments such as the present one.

In terms of responsible banking, as part of its commitment to the country, BBVA Argentina keeps working on its sustainability model, and supporting responsible business actions to address issues such as inclusion, financial literacy, and environmental protection.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION STRUCTURE

COMPARATIVE WITH PREVIOUS FISCAL YEARS

(stated in thousands of pesos)

	06.30.20	06.30.19
Total Assets	542,079,684	575,818,387
Total Liabilities	447,130,736	491,646,820
Shareholders’ Equity	93,077,021	84,123,368
Minority Interest	1,871,927	48,199
Total Liabilities + Non-controlling interest + Parent’s Shareholders’ Equity	542,079,684	575,818,387

CONSOLIDATED STATEMENT OF PROFIT OR LOSS STRUCTURE

COMPARATIVE WITH PREVIOUS FISCAL YEARS

(stated in thousands of pesos)

	06.30.20	06.30.19
Net interest income	33,201,064	35,009,771
Net commission income	5,085,222	5,273,791
Net income from measurement of financial instruments at fair value through profit or loss	2,316,260	7,053,859
Net (loss) from write-down of assets at amortized cost and at fair value through OCI	(2,200,596)	(60,394)
Foreign currency quotation differences	2,798,257	3,995,848
Other operating income	2,236,934	12,000,754
Loan loss provision	(4,356,487)	(4,298,326)
Net operating income	39,080,654	58,975,303
Personnel benefits	(8,643,566)	(9,184,151)
Administrative expenses	(7,614,386)	(6,878,521)
Asset depreciation and impairment	(1,709,806)	(1,992,016)
Other operating expenses	(6,110,237)	(13,695,267)
Operating income	15,002,659	27,225,348
Income from associates and joint ventures	216,457	197,874
Loss from net monetary position	(5,049,139)	(7,410,297)
Income before income tax from continuing activities	10,169,977	20,012,925
Income tax from continuing activities	(4,338,573)	(6,323,024)
Net income from continuing activities	5,831,404	13,689,901
Net income for the period	5,831,404	13,689,901

CONSOLIDATED CASH FLOW STRUCTURE

COMPARATIVE WITH PREVIOUS FISCAL YEARS

(stated in thousands of pesos)

	06.30.20	06.30.19
Net cash used in operating activities	(45,583,564)	(6,927,928)
Net cash (used in)/generated by investing activities	(328,297)	1,314,424
Net cash used in financing activities	(6,161,409)	(2,106,926)
Effect of exchange rate changes	5,492,101	(2,662,719)
Effect of monetary income/(loss) on cash and cash equivalents	(18,394,436)	(32,950,582)

Total cash used during the period	(64,975,605)	(43,333,731)

COMPARATIVE STATISTICAL DATA

WITH PREVIOUS FISCAL YEARS

(Variation of balances over the same period of the previous fiscal year)

06.30.20/19
Total loans	-8.73%
Total deposits	-8.32%
Income/(loss)	-57.40%
Shareholders’ Equity	12.80%

COMPARATIVE RATIOS

WITH PREVIOUS FISCAL YEARS

	06.30.20	06.30.19
Solvency (a)	21.24%	17.12%
Liquidity (b)	32.76%	34.20%
Fixed asset-to-equity capital ratio (c)	33.01%	40.33%
Indebtedness (d)	4.71	5.84

(a)	Total Shareholders’ Equity/Liabilities (including minority interest).
(b)	Sum of cash and deposits in banks, government and private securities /deposits.
(c)	Sum of intangible assets and property, plant and equipment/Shareholders’ Equity.
(d)	Total Liabilities (including minority interest)/Shareholders’ Equity.

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)

Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the comparability of the financial statements with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

On October 9, 2019, the CNV issued Resolution 20484/2019 as concerns the merger of the Bank with BBVA Francés Valores S.A. The share capital resulting after the merger amounts to $ 612,710,079, and is composed of an equal number of book-entry common shares of $1 each and entitled to one (1) vote per share.

As of the date of these consolidated financial statements, the merger and the ensuing capital increase are in the process of being registered with the IGJ.

2.	Classification of the balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D—Breakdown by Term of Loans and Other Financing”, and “Exhibit I—Breakdown of Financial Liabilities by Remaining Terms” of Banco BBVA Argentina S.A.’s Consolidated Financial Statements.

3.	Classification of the balances receivable (financing) and payable (deposits and liabilities), to know the holding financial effects:

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans and other financing	184,938,313	25,581,855	107,173	32,593,948	4,569

TOTAL	184,938,313	25,581,855	107,173	32,593,948	4,569

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Deposits and liabilities
Deposits	147,163,531	4,011,243	81,833,432	115,987,535	24,264,371
Other liabilities (1)	10,633,568	—	43,083,695	—	9,153,340

TOTAL	157,797,099	4,011,243	124,917,127	115,987,535	33,417,711

(1)

Includes Derivatives, Repo transactions, Other financial liabilities, Financing received from the BCRA and other financial institutions, Corporate bonds issued, Other non-financial liabilities and Current and deferred income tax liabilities.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

Refer to Note 45. Subsidiaries and Note 46. Related Parties to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

5.	Receivables from sales or loans to directors.

Refer to Note 46. Related Parties to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19550 and corrective measures plan.

None.

8.

Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, property, plant and equipment and other assets, used as limits for their respective accounting valuations.

To determine the “recoverable values”, the net realization value for the status and condition of property, plant and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value
Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	10,435,217	50,468,432
Building, machines, IT equipment, furniture, fixtures, signals, telephones and works of art	Fire, vandalism and earthquake - Transportation of goods	35,567,469	30,234,781
Motor vehicles	All kinds of risks and third-party insurance	68,712	44,038

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

-	Refer to Note 15. Income Tax to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

b)

Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances for future subscriptions. Status of the process aimed at capitalization.

None.

12.	Preferred shares cumulative dividends unpaid.

None.

13.	Conditions, circumstances or terms for the elimination of restrictions on the distribution of retained earnings.

Refer to Note 48 Restrictions on the payment of dividends to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: September 28, 2020	By:	/s/ Ernesto R. Gallardo Jimenez
Name: Ernesto R. Gallardo Jimenez
Title: Chief Financial Officer